                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

               PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                            FOR THE MONTH OF MAY 2006

                          VOCALTEC COMMUNICATIONS LTD.
                  (Translation of registrant's name in English)

                   60 Medinat Hayehudim Street, P.O. Box 4041
                             Herzliya 46140, Israel

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82-___________________.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         /s/ Joseph Albagli
                                                         ------------------
                                                         Joseph Albagli
                                                         Chief Executive Officer

Dated:  May 25, 2006

                                  EXHIBIT LIST

1.   Press release dated May 25, 2006

2.   Form of purchase agreement dated May 18, 2006 entered into by the
     Registrant and certain investors.

3.   Form of warrant dated May 24, 2006 issued by the Registrant to each of the investors referred to in Item 2.

                                    EXHIBIT A

                 VOCALTEC ANNOUNCES CLOSING OF PRIVATE PLACEMENT

HERZLIA, Israel - (BUSINESS WIRE) - May 25, 2006--VocalTec Communications Ltd.
(Nasdaq:VOCL - NEWS; "VocalTec"), a leading global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers, today announced the closing of its previously announced private placement sale of 935,000 of its ordinary shares at $5.5 per share to institutional investors.
Additionally, VocalTec issued to investors warrants to purchase up to an aggregate of 374,000 ordinary shares at an exercise price of $7.9 per share.
Funds advised by LibertyView Capital Management, a division of Neuberger Berman,
LLC, led the investment, and JMP Securities LLC acted as placement agent for this transaction.

VocalTec has received proceeds from this offering of $ 4.7 Million, net of expenses. The warrants issued will become exercisable 6 months after issuance and will remain exercisable until the fifth anniversary of the date of issuance.

About VocalTec

VocalTec Communications (Nasdaq:VOCL - NEWS) is a leading global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers. A pioneer in VoIP technology since 1994, VocalTec provides proven trunking, peering, access gateway and service delivery solutions that enable flexible deployment of next-generation networks (NGNs). Partnering with prominent system integrators and equipment manufacturers, VocalTec serves an installed base of dozens of leading carriers including Deutsche Telekom and
Telecom Italia San Marino. Following its 2005 business combination with Tdsoft, a leading provider of VoIP gateways, VocalTec is led by a new management team comprised of respected industry veterans.

CONTACT:
VocalTec Communications Ltd.
Gali Porat, +972-9-9703805
gali@vocaltec.com
or
KCSA
Jeff Corbin, 212-896-1214
jcorbin@kcsa.com
or
Lee Roth, 212-896-1209
lroth@kcsa.com

                                    EXHIBIT B

                               PURCHASE AGREEMENT

     THIS AGREEMENT is made as of the 18 day of May, 2006, by and between
VocalTec Communications Ltd. (the "COMPANY"), a company organized under the laws of the State of Israel, with its offices at 60 Medinat Ha Yehudim Street,
Herzliya Pituach 46140, Israel and the purchaser whose name and address is set forth on the signature page hereof (the "PURCHASER").

     IN CONSIDERATION of the mutual covenants contained in this Agreement, the
Company and the Purchaser agree as follows:

          SECTION 1. AUTHORIZATION OF SALE OF THE SECURITIES. Subject to the
     terms and conditions of this Agreement, the Company has authorized the issuance and sale of up to 935,000 ordinary shares (the "SHARES") par value
     NIS 0.13 per share of the Company (the "ORDINARY SHARES") and 374,000 warrants to purchase one Ordinary Share at an exercise price of $7.9005 per each Warrant Share (as defined in Section 5.3) (the "WARRANTS" and, together with the Shares and the Warrant Shares, the "SECURITIES").

          SECTION 2. AGREEMENT TO SELL AND PURCHASE THE SECURITIES. At the
     Closing (as defined in Section 3.1) and subject to the terms and conditions of this Agreement, the Company will issue (or instruct to issue, as set forth herein) and sell to the Purchaser and the Purchaser will buy from the
     Company the number of Securities shown below:

Number of Shares      Number of Warrants          Price Per
     to Be                  To Be                 Share In         Aggregate
   Purchased               Purchased               Dollars      Price In Dollars
   ---------               ---------               -------      ----------------
                                                   $5.496               $

     The Company proposes to enter into this same form of purchase agreement with certain other investors (the "OTHER PURCHASERS") and expects to complete sales of the Securities to them simultaneously with the sale of Securities to the Purchaser hereunder. The Purchaser and the Other Purchasers are hereinafter sometimes collectively referred to as the "PURCHASERS," and this Agreement and the purchase agreements executed by the Other Purchasers are hereinafter sometimes collectively referred to as the "AGREEMENTS." The term "PLACEMENT
AGENT" shall mean JMP Securities LLC. The sale of the Securities pursuant to the
Agreements shall be referred to as the "TRANSACTION."

          SECTION 3. CLOSING; TERMINATION.

CLOSING. At 10:00 a.m., New York City time at the office of Morrison & Foerster
LLP, counsel to the Placement Agent, at 1290 Avenue of the Americas, New York,
New York 10104, not later than the fifth Business Day following the date hereof
,or at such other time on such other date as may be agreed upon by the Company and the Placement Agent or at such different location as the parties shall agree in writing, but not prior to the date that the conditions for Closing set forth below have been satisfied or waived by the appropriate party, (A) the Company shall deliver to the Placement Agent (i) one or more stock certificates registered in the name of the Purchaser, or in such nominee name(s) as designated by the Purchaser on the Securities Certificate Questionnaire attached hereto as APPENDIX I, representing the number of Shares set forth in Section 2 above and (ii) one or more certificates representing Warrants registered in the name of the Purchaser, or, if so indicated on the Securities Certificate
Questionnaire attached hereto as APPENDIX I, in such nominee name(s) as designated by Purchaser, representing the number of Warrants set forth in
Section 2 above, (B) the Purchasers shall transfer to the Company, by wire transfers of immediately available funds to an account designated by the Company in writing prior to the Closing Date, the full purchase price for the Shares purchased by the Purchasers and (C) all other documents and certificates to be delivered by the parties to each other hereunder for the purpose of consummating the transactions contemplated hereby shall be so delivered (the consummation of all of the foregoing deliveries and transactions is referred to as the "CLOSING"
and the date on which the last of the foregoing deliveries and transactions is consummated is hereinafter referred to as the "CLOSING DATE"). Each certificate representing Shares, Warrants or Warrant Shares (when issued upon exercise of the Warrants) shall bear an appropriate legend referring to the fact that the
Securities were sold in reliance upon the exemption from registration under the
Securities Act of 1933, as amended (the "SECURITIES ACT"), provided by Section
4(2) thereof and Rule 506 thereunder (which legend shall consist of the text set forth in Section 6.7 herein). The name(s) in which the stock certificates are to be registered are set forth in the Securities Certificate Questionnaire attached hereto as part of APPENDIX I. For purposes hereof, "BUSINESS DAY" is any day except Saturday, Sunday and any day that is a federal legal holiday or a day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

          SECTION 4. CONDITIONS TO CLOSING.

     1. The Company's obligation to complete the purchase and sale of the
Securities and deliver such certificate(s) to the Purchaser at the Closing shall be subject to the following conditions, any one or more of which may be waived by the Company:

     (a) receipt by the Company of same-day funds in the full amount of the purchase price for the Securities being purchased hereunder;

     (b) completion of the purchases and sales under the Agreements with the
Other Purchasers;

     (c) the material accuracy as of the date hereof and as of the Closing Date
(except for any representation or warranty made as of a particular date or with respect to a particular period, which shall be true and correct in all respects as of such date or with respect to such period) of the representations and warranties made by the Purchasers (provided that such materiality qualification shall only apply to representations or warranties not otherwise qualified by materiality) and the material fulfillment of those undertakings of the
Purchasers to be fulfilled prior to the Closing;

     (d) to the extent required under the Israeli Law for the Encouragement of
Industrial Research and Development, 1984, the delivery by the Purchaser to the
Company of an undertaking in the form of EXHIBIT 4(1)(D); and

                                       2

     (e) no statute, rule, regulation, executive order, decree, ruling, injunction, action, proceeding or interpretation shall have been enacted, entered, promulgated, endorsed or adopted by any court or governmental authority of competent jurisdiction or any self-regulatory organization or the staff of any of the foregoing, having authority over the matters contemplated hereby which questions the validity of, or challenges or prohibits the consummation of, any of the transactions contemplated by this purchase agreement.

     2. The Purchaser's obligation to accept delivery of the foregoing certificate(s) and the Company's right to receive the full amount of the purchase price for the Securities being purchased hereunder less the fee payable to the Placement Agent shall be subject to the satisfaction of the following conditions, any one or more of which may be waived by the Purchaser:

     (a) the material accuracy as of the date hereof and as of the Closing Date
(except for any representation or warranty made as of a particular date or with respect to a particular period, which shall be true and correct in all respects as of such date or with respect to such period) of the representations and warranties made by the Company (provided that such materiality qualification shall only apply to representations or warranties not otherwise qualified by materiality) and the material fulfillment of those undertakings of the Company to be fulfilled prior to the Closing;

     (b) no statute, rule, regulation, executive order, decree, ruling, injunction, action, proceeding or interpretation shall have been enacted, entered, promulgated, endorsed or adopted by any court or governmental authority of competent jurisdiction or any self-regulatory organization or the staff of any of the foregoing, having authority over the matters contemplated hereby which questions the validity of, or challenges or prohibits the consummation of, any of the transactions contemplated by this purchase agreement;

     (c) the Company shall have performed in all material respects all obligations and covenants herein required to be performed by it on or prior to the Closing Date;

     (d) the Company shall have obtained any and all consents, permits, approvals, registrations and waivers necessary or appropriate for consummation of the initial purchase and sale of the Securities, all of which shall be in full force and effect;

     (e) the Company shall have submitted to Nasdaq an application for inclusion of the Shares and Warrant Shares in The Nasdaq Capital Market;

     (f) completion of the purchases and sales under the Agreements with the
Other Purchasers, if applicable;

     (g) the Company shall have delivered a Certificate, executed on behalf of the Company by its Chief Executive Officer, dated as of the Closing Date, certifying to the fulfillment of the conditions specified in subsections (a),
(b), (c), (d), (e), (f) and (j) of this Section 4(2);

                                       3

     (h) the Company shall have delivered a Certificate, executed on behalf of the Company by its Chief Financial Officer, dated as of the Closing Date, certifying the resolutions adopted by the Board of Directors of the Company approving the transactions contemplated by this Agreement and the Warrants and the issuance of the Securities, certifying the current versions of the
Memorandum and Articles of Association of the Company and certifying as to the signatures and authority of persons signing this Agreement, the Warrants and related documents on behalf of the Company;

     (i) the Purchaser shall have received opinions from the Company's United
States and Israeli counsels, each dated as of the Closing Date, in the forms of
Exhibits 4(2)(i)(A) and 4(2)(i)(B), respectively; and

     (j) No stop order or suspension of trading shall have been imposed by
Nasdaq, the Commission (as defined below) or any other governmental or regulatory body with respect to public trading in the Ordinary Shares.

          SECTION 5. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY.
     The Company represents and warrants to, and covenants with, the Purchaser as follows:

          5.1 ORGANIZATION AND QUALIFICATION. The Company is a company duly organized and validly existing under the laws of the State of Israel and the Company is qualified or authorized to do business as a foreign company in each jurisdiction in which such qualification or authorization is required, except where failure to so qualify or be authorized would not have a Material Adverse Effect (as defined herein). The Company's subsidiaries (each a "SUBSIDIARY" and collectively the "SUBSIDIARIES") are listed on EXHIBIT 5.1 to this Agreement. Each Subsidiary is a direct or indirect wholly owned subsidiary of the Company. Each Subsidiary is duly organized, validly existing and (where the concept of "good standing" is applicable) in good standing under the laws of its jurisdiction of incorporation and is qualified or authorized to do business in each jurisdiction in which qualification or authorization is required, except where failure to so qualify or be authorized would not have a Material
     Adverse Effect.

          5.2 REPORTING COMPANY; FORM F-3. The Company is not an "ineligible issuer" (as defined in Rule 405 promulgated under the Securities Act) and, provided none of the Purchasers is deemed to be an underwriter with respect to any Shares or Warrant Shares, is currently eligible to register the
     Shares and the Warrant Shares (as defined below) for resale by the
     Purchaser on a registration statement on Form F-3 under the Securities Act.
     The Company is subject to the reporting requirements of the Securities
     Exchange Act of 1934, as amended (the "EXCHANGE ACT"), and has filed all reports required thereby in the 12-month period immediately preceding the date hereof (the "SEC FILINGS"). Provided that (i) none of the Purchasers is deemed to be an underwriter with respect to any Shares or Warrant Shares and (ii) the Purchaser provides to the Company all information about the
     Purchaser that is required to be included in a registration statement on
     Form F-3 for the resale of the Shares and the Warrant Shares (upon issuance thereof) by the Purchaser, to the Company's knowledge, there currently exist no facts or circumstances (including without limitation any required approvals or waivers or any circumstances that may delay or prevent the obtaining of accountant's consents) that reasonably could be expected to prohibit or delay the preparation and filing of a registration statement on
     Form F-3 that will be available for the resale of the Shares and the
     Warrant Shares (upon issuance thereof) by the Purchaser. Simultaneously herewith, the Purchaser is delivering to the Company the Registration
     Statement Questionnaire attached hereto as part of APPENDIX I, which has been duly executed by the Purchaser.

                                       4

          5.3 AUTHORIZED SHARE CAPITAL. As of the date hereof, the Company has
     4,688,671 duly authorized and validly issued and outstanding ordinary shares; except as set forth in EXHIBIT 5.3(I), the issued and outstanding
     Ordinary Shares have been duly authorized and validly issued, are fully paid and nonassessable, have been issued in compliance with all federal and state securities laws, were not issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities
     (other than any such rights that were waived or have expired), and conform in all material respects to the description thereof contained in the
     Company's Annual Report on Form 20-F for the year ended December 31, 2005, filed with the US Securities and Exchange Commission (the "COMMISSION") on
     April 21, 2006, as amended on May 16, 2006 (the "2005 20-F"). Except as set forth on EXHIBIT 5.3(II) to this Agreement, as of March 31, 2006 there were no outstanding options to purchase, or any preemptive rights or other rights to subscribe for or to purchase, any securities or obligations convertible into, or any contracts or commitments to issue or sell,
     Ordinary Shares or any such options, rights, convertible securities or obligations. The Company has reserved from its duly authorized share capital the maximum number of Ordinary Shares issuable pursuant to exercise of the Warrants (the "WARRANT SHARES"). With respect to each of the
     Subsidiaries, (i) all the issued and outstanding shares of such
     Subsidiary's capital stock have been duly authorized and validly issued, are fully paid and nonassessable, have been issued in compliance with all applicable federal and state securities laws, were not issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities (other than such rights that were waived or expired)
     and are owned, directly or indirectly, by the Company, and (ii) there are no outstanding options to purchase, or any preemptive rights or other rights to subscribe for or to purchase, any securities or obligations convertible into, or any contracts or commitments to issue or sell, shares of such Subsidiary's capital stock or any such options, rights, convertible securities or obligations.

          5.4 ISSUANCE, SALE AND DELIVERY OF THE SECURITIES. The Shares and the
     Warrants Shares have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Agreement or, with respect to the
     Warrant Shares, the warrant to be dated as of the Closing Date in the form of EXHIBIT 5.4 (the "WARRANT"), will be validly issued, fully paid and nonassessable, and the Shares and Warrant Shares (upon issuance thereof)
     will conform in all material respects to the description of the Ordinary
     Shares set forth in the 2005 20-F. No preemptive rights or other rights to subscribe for or purchase any Ordinary Shares exist with respect to the issuance and sale by the Company of the Securities pursuant to this
     Agreement or the issuance by the Company of the Warrant Shares upon exercise of the Warrants. No shareholder of the Company nor any other person has any right (which has not been waived or has not expired by reason of lapse of time following notification of the Company's intention to file the Registration Statement) to require the Company to register the sale of any share capital of the Company owned by such shareholder under the Registration Statement. No further approval or authority of the shareholders or the Board of Directors of the Company will be required for the issuance and sale of the Securities to be sold by the Company as contemplated herein. The issuance and sale of the Securities hereunder will not obligate the Company to issue Ordinary Shares or other securities to any other person or entity (other than the Other Purchasers pursuant to the terms of the Agreements) and will not result in the adjustment of the exercise, conversion, exchange or reset price of any outstanding security.
     The Company does not have outstanding stockholder purchase rights or
     "poison pill" or any similar arrangement in effect giving any person or entity the right to purchase any equity interest in the Company upon the occurrence of certain events.

                                       5

          5.5 DUE EXECUTION, DELIVERY AND PERFORMANCE OF THE AGREEMENTS. The
     Company has full legal right, power and authority to enter into this
     Agreement and the Warrants (collectively, the "TRANSACTION DOCUMENTS"), to issue and sell the Securities as contemplated hereby and perform the transactions contemplated hereby and by the other Transaction Documents.
     Each of the Transaction Documents has been duly authorized, executed and delivered by the Company. Each of the Transaction Documents constitutes a legal, valid and binding agreement of the Company, enforceable against the
     Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application relating to or affecting the enforcement of creditors' rights and the application of equitable principles relating to the availability of remedies, and except as rights to indemnity or contribution, including but not limited to, indemnification provisions set forth in Section 8.3 of this Agreement may be limited by federal or state securities law or the public policy underlying such laws. The execution and performance of each of the Transaction Documents, the issuance and sale of the Securities and the consummation of the transactions contemplated hereby and thereby will not violate or conflict with any provision of the
     Memorandum of Association or Articles of Association of the Company or the
     organizational documents of any Subsidiary, will not result in the creation of any lien, charge, security interest or encumbrance upon any assets of the Company or any Subsidiary pursuant to the terms or provisions of, or will not conflict with, result in the breach or violation of, or constitute, either by itself or upon notice or the passage of time or both, a default under (i) any agreement, mortgage, deed of trust, lease, franchise, license, indenture, permit or other instrument to which any of the Company or any Subsidiary is a party or by which any of the Company or any Subsidiary or their respective properties may be bound or affected and in each case that would have a Material Adverse Effect or (ii) any statute or any authorization, judgment, decree, order, rule or regulation of any court or any regulatory body, administrative agency or other governmental agency or body applicable to the Company or any Subsidiary or any of their respective properties (other than any non-material conflict, breach, violation or default). Except as set forth in EXHIBIT 5.5, no consent, approval, authorization or other order of any court, regulatory body, administrative agency or other governmental agency or body or other person or entity is required for the execution and delivery of the Transaction
     Documents, the issuance and sale of the Securities or the consummation of the transactions contemplated hereby and thereby, except for compliance with the Blue Sky laws and federal securities laws to the extent applicable to the offering of the Securities. For the purposes of this Agreement the term "MATERIAL ADVERSE EFFECT" shall mean a material adverse effect on, or a material adverse change in, (i) the condition (financial or otherwise), properties, business, results of operations, assets, liabilities or prospects of the Company and its Subsidiaries, taken as a whole, (ii) the enforceability of the Transaction Documents or (iii) the Company's ability to perform its obligations under the Transaction Documents. The Company has taken all action necessary to exempt (i) the issuance and sale of the
     Securities (including the issuance of the Warrant Shares upon due exercise of the Warrants), and (ii) the other transactions contemplated by the
     Transaction Documents from the provisions of any shareholder rights plan or other "poison pill" arrangement, any anti-takeover, business combination or control share law or statute binding on the Company or to which the Company or any of its assets and properties may be subject and any provision of the
     Company's Memorandum of Association or Articles of Association that is or could reasonably be expected to become applicable to the Purchaser as a result of the transactions contemplated hereby, including without limitation, the issuance of the Securities and the ownership, disposition or voting of the Securities by the Purchaser or the exercise of any right granted to the Purchaser pursuant to this Agreement or the other
     Transaction Documents.

                                       6

          5.6 ACCOUNTANTS. Kost Forer Gabbay & Kasierer, who has expressed its opinion with respect to the consolidated financial statements contained in the 2005 20-F, which will be incorporated by reference into the
     Registration Statement and the Prospectus (as defined in Section 8.3 hereof) that forms a part thereof, are registered independent public accountants as required by the Securities Act and the rules and regulations promulgated thereunder (the "RULES AND REGULATIONS") and by the rules of the Public Accounting Oversight Board.

          5.7 NO DEFAULTS. Neither the Company nor any Subsidiary is in
     violation or default of any provision of its Memorandum of Association or
     Articles of Association or other organizational documents, or in breach of or default with respect to any provision of any agreement, judgment, decree, order, mortgage, deed of trust, lease, franchise, license, indenture, permit or other instrument to which it is a party or by which it or any of its properties is bound, except where any such breach or default has not, and would not be reasonably expected to result in, a Material
     Adverse Effect, individually or in the aggregate; and there does not exist any state of fact that, with notice or lapse of time or both, would constitute an event of default on the part of the Company or any
     Subsidiary, except such defaults that individually or in the aggregate would not be reasonably expected to cause a Material Adverse Effect.

          5.8 CONTRACTS. The material contracts to which the Company is a party that are filed pursuant to the Securities Act or the Exchange Act with the
     Commission by the Company have been duly and validly authorized, executed and delivered by the Company or any Subsidiary, as the case may be, and constitute the legal, valid and binding agreements of the Company or such
     Subsidiary, as the case may be, enforceable by and against them in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws relating to enforcement of creditors' rights generally, and general equitable principles relating to the availability of remedies, and except as rights to indemnity or contribution may be limited by federal or state securities laws and the public policy underlying such laws.

                                       7

          5.9 NO ACTIONS. There are no legal or governmental actions, suits or proceedings pending or, to the Company's knowledge, threatened against the
     Company or any Subsidiary before or by any court, regulatory body or administrative agency or any other governmental agency or body, domestic, or foreign, which actions, suits or proceedings, individually or in the aggregate, would, if determined adversely to the Company or the Subsidiary party thereto, reasonably be expected to have a Material Adverse Effect;
     and no labor disturbance by the employees of the Company exists or, to the
     Company's knowledge, is imminent, that is reasonably expected to have a
     Material Adverse Effect. Neither the Company nor any Subsidiary is a party to or subject to the provisions of any injunction, judgment, decree or order of any court, regulatory body, administrative agency or other governmental agency or body, other than by being a party to settlements of previously initiated claims, none of which was material.

          5.10 PROPERTIES. The Company and each Subsidiary has good and marketable title to all the properties and assets described as owned by it in the consolidated financial statements included in the 2005 20-F, free and clear of all liens, mortgages, pledges, or encumbrances of any kind except (i) those, if any, reflected in such consolidated financial statements, or (ii) those that are not material in amount and do not adversely affect the use made and proposed to be made of such property by the Company or its Subsidiaries. The Company and each Subsidiary holds its leased properties under valid and binding leases. Each of the Company and any Subsidiary owns or leases all such properties as are necessary to its operations as now conducted.

          5.11 NO MATERIAL CHANGE. Since December 31, 2005, (i) the Company and
     its Subsidiaries have not incurred any material liabilities or obligations, indirect, or contingent, or entered into any material agreement or other transaction that is not in the ordinary course of business; (ii) the
     Company and its Subsidiaries have not sustained any material loss or interference with their businesses or properties from fire, flood, windstorm, accident or other calamity not covered by insurance; (iii) the
     Company and its Subsidiaries have not paid or declared any dividends or other distributions with respect to their share capital and none of the
     Company or any Subsidiary is in default in the payment of principal or interest on any outstanding debt obligations; (iv) there has not been any change in the share capital of the Company or its Subsidiaries other than the sale of the Securities hereunder and under the Agreements and shares or options issued pursuant to employee equity incentive plans or purchase plans approved by the Company's Board of Directors, or indebtedness material to the Company or its Subsidiaries (other than in the ordinary course of business and any required scheduled payments); and (v) there has not occurred any event or circumstance that has caused or could reasonably be expected to result in a Material Adverse Effect.

                                       8

          5.12 INTELLECTUAL PROPERTY. The Company and each Subsidiary owns or has obtained valid and enforceable licenses for or other rights to use the inventions, patent applications, patents, trademarks (both registered and unregistered), trade names, copyrights and trade secrets necessary for the conduct of its respective business as currently conducted (collectively, the "INTELLECTUAL PROPERTY"). To the Company's knowledge, there are no third parties who have any ownership rights to any Intellectual Property that is owned by or has been licensed to the Company or any Subsidiary or with respect to which the Company or any Subsidiary has other rights of use, for the products described in the 2005 20-F, which rights would (i)
     preclude the Company or any Subsidiary from conducting its business as currently conducted (except where such rights permit the grantor thereof to terminate such rights) and (ii) be reasonably expected to result in a
     Material Adverse Effect, except for the ownership rights of the owners of the Intellectual Property licensed or optioned by the Company or any
     Subsidiary. To the Company's knowledge, there are currently no sales of any products that would constitute an infringement by third parties of any
     Intellectual Property owned or licensed by the Company or any Subsidiary or with respect to which the Company or any Subsidiary has other rights of use, which infringement would have a Material Adverse Effect. There is no pending or, to the Company's knowledge, threatened action, suit, proceeding or claim by others against the Company or any Subsidiary challenging the rights of the Company or any Subsidiary in or to any Intellectual Property
     owned or licensed by the Company or any Subsidiary or with respect to which the Company or any Subsidiary has other rights of use, other than claims which could not reasonably be expected to result in a Material Adverse
     Effect. There is no pending or, to the Company's knowledge, threatened action, suit, proceeding or claim by others against the Company or any
     Subsidiary challenging the validity or scope of any Intellectual Property owned or licensed by the Company or any Subsidiary or with respect to which the Company or any Subsidiary has other rights of use, other than non-material actions, suits, proceedings and claims. There is no pending or, to the Company's knowledge, threatened action, suit, proceeding or claim by others against the Company or any Subsidiary that the Company or any of its Subsidiaries infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary right of others, other than non-material actions, suits, proceedings and claims.

          5.13 COMPLIANCE. Neither the Company nor any of its Subsidiaries have been advised that they are not conducting business in compliance with all applicable laws, rules and regulations of the jurisdictions in which they are conducting business, including, without limitation, all applicable local, state and federal environmental laws and regulations, except where failure to be so in compliance has not had, and would not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate.

          5.14 TAXES. Except as set forth on EXHIBIT 5.14, since January 1, 2004 the Company and each Subsidiary has filed on a timely basis (giving effect to extensions) all federal, state, local and foreign tax returns and has paid or accrued all taxes shown as due thereon, and none of the Company or any Subsidiary has knowledge of a tax deficiency that has been or might be asserted or threatened against it that, if determined adversely, would be reasonably expected to result in a Material Adverse Effect, individually or in the aggregate. All tax liabilities required under the instructions to the Form 20-F to be reflected on the Company's financial statements were so reflected on the Company's financial statements constituting part of the
     2005 20-F.

                                       9

          5.15 TRANSFER TAXES. All stock transfer or other taxes (other than income taxes) that are required to be paid in connection with the sale and transfer of the Securities to be sold to the Purchaser hereunder will have been or will be fully paid or provided for by the Company on such dates on which the relevant payments are required to be made and all laws imposing such taxes will have been or will be fully complied with on such dates on which such compliance is required.

          5.16 INVESTMENT COMPANY. The Company is not an "investment company"
     within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

          5.17 OFFERING MATERIALS. The Company has not distributed to the
     Purchasers and will not distribute to the Purchasers prior to the Closing
     Date any offering material, including any "free writing prospectus" (as defined in Rule 405 promulgated under the Securities Act), in connection with the offering and initial sale of the Securities other than any presentation provided by the Company to potential investors. The Company has not in the past nor will it hereafter take any action independent of the Placement Agent to sell, offer for sale or solicit offers to buy any securities of the Company that could result in the initial sale of the
     Securities hereunder not being exempt from the registration requirements of
     Section 5 of the Securities Act.

          5.18 INSURANCE. The Company maintains insurance underwritten by insurers of recognized financial responsibility, of the types and in the amounts that the Company reasonably believes is adequate for its business, including, but not limited to, insurance covering all real and personal property owned or leased by the Company against theft, damage, destruction, acts of vandalism and all other risks customarily insured against, with such deductibles as are customary for companies in the same or similar business, all of which insurance is in full force and effect.

          5.19 ADDITIONAL INFORMATION. The information contained in the following documents, which to the Company's knowledge the Placement Agent has furnished to the Purchaser, or will furnish prior to the Closing, as of the dates thereof, did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading:

          (a) the 2005 20-F;

          (b) the other SEC Filings, consisting of the Company's annual report on Form 20-F for the year ended December 31, 2004 and Reports on Form 6-K or Form 6-K/A furnished to the Commission on May 5, June 7, July 6 and 28,
     August 19, October 28, November 7, 8, 18, 21 and 28 (two reports) and
     December 1 and 6, 2005, and February 15, March 9, 2006 (except that the press release attached as an exhibit to the Company's Form 6-K furnished to the Commission on March 9, 2006 included certain information that was amended in a press release published by the Company on April 21, 2006); and

          (c) all other documents, if any, filed by the Company with the
     Commission since December 31, 2005 pursuant to the reporting requirements of the Exchange Act.

                                       10

          5.20 PRICE OF ORDINARY SHARES. The Company has not taken, and will not take, directly or indirectly, any action designed to cause or result in, or that has constituted or that might reasonably be expected to constitute, the stabilization or manipulation of the price of the Ordinary Shares to facilitate the sale or resale of the Securities.

          5.21 USE OF PROCEEDS. The Company shall use the proceeds from the sale of the Securities for general corporate purposes, including product integration and research and development, expansion of sales and marketing and customer service operations and working capital.

          5.22 NON-PUBLIC INFORMATION. The Company has not disclosed to the
     Purchaser information that would constitute material non-public information as of the Closing Date other than the existence and terms of the transaction contemplated hereby.

          5.23 USE OF PURCHASER NAME. Except as otherwise required by applicable law or regulation, the Company shall not use the Purchaser's name or the name of any of its affiliates in any advertisement, announcement, press release or other similar public communication unless it has received the prior written consent of the Purchaser for the specific use contemplated, which consent shall not be unreasonably withheld.

          5.24 RELATED PARTY TRANSACTIONS. None of the officers or directors of the Company and, to the Company's knowledge, none of the employees of the
     Company is presently a party to any transaction with the Company or any
     Subsidiary (other than as holders of stock options and/or warrants, and for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the Company's knowledge, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

          5.25 OFF-BALANCE SHEET ARRANGEMENTS. There is no transaction, arrangement or other relationship between the Company and an unconsolidated or other off-balance sheet entity that is required to be disclosed by the
     Company in its Exchange Act filings and is not so disclosed. There are no such transactions, arrangements or other relationships with the Company that may create contingencies or liabilities that are required to be disclosed by the Company in its Exchange Act filings and are not so disclosed.

          5.26 GOVERNMENTAL PERMITS, ETC. The Company and each Subsidiary has all franchises, licenses, certificates and other authorizations from such foreign, federal, state or local government or governmental agency, department or body that are currently necessary for the operation of the business of the Company as currently conducted, except where the failure to posses currently such franchises, licenses, certificates and other authorizations has not had, and would not reasonably expected to have, a
     Material Adverse Effect, individually or in the aggregate. Neither the
     Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any such permit that, if the subject of an unfavorable decision, ruling or finding, could reasonably be expected to have a Material Adverse Effect, individually or in the aggregate.

                                       11

          5.27 FINANCIAL STATEMENTS. The consolidated financial statements of the Company and the related notes and schedules thereto included in the
     2005 20-F fairly present in all material respects the financial position, results of operations, stockholders' equity and cash flows of the Company and its consolidated Subsidiaries at the dates and for the periods specified therein. Such financial statements and the related notes and schedules thereto have been prepared in accordance with U.S. generally accepted accounting principles consistently applied throughout the periods involved (except as otherwise noted therein). Except as set forth in the financial statements of the Company included in the SEC Filings, neither the Company nor any of its Subsidiaries has incurred any liabilities, contingent or otherwise, except those incurred in the ordinary course of business, consistent (as to amount and nature) with past practices since the date of such financial statements, none of which, individually or in the aggregate, have had or could reasonably be expected to have a Material
     Adverse Effect.

          5.28 NASDAQ COMPLIANCE. Except as set forth in EXHIBIT 5.28, the
     Company has not, in the two years preceding the date hereof, received any notice (written or oral) from the Nasdaq Capital Market, any stock exchange, market or trading facility on which the Ordinary Shares is or has been listed (or on which it has been quoted) to the effect that the Company is not in compliance with the listing or maintenance requirements of such exchange, market or trading facility.

          5.29 LISTING. The Company shall comply with all applicable requirements of the Nasdaq Capital Market with respect to the issuance of the Securities and shall use its best efforts to have the Shares and the
     Warrant Shares listed on the Nasdaq Capital Market on or before the Closing
     Date.

          5.30 INTERNAL ACCOUNTING CONTROLS. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets;
     (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has disclosure controls and procedures (as defined in Rules 13a-15 and
     15d-15 under the Exchange Act) that are designed to ensure that material information relating to the Company is made known to the Company's principal executive officer and the Company's principal financial officer or persons performing similar functions. The Company is otherwise in compliance in all material respects with all applicable provisions of the
     Sarbanes-Oxley Act of 2002, as amended and the rules and regulations promulgated thereunder.

                                       12

          5.31 FOREIGN CORRUPT PRACTICES. Neither the Company, nor any
     Subsidiary, nor, to the knowledge of the Company, any director, officer, agent, employee or other person acting on behalf of the Company or any
     Subsidiary has, in the course of its actions for, or on behalf of, the
     Company, (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity;
     (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii)
     violated or is in violation of any provision of the U.S. Foreign Corrupt
     Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

          5.32 EMPLOYEE RELATIONS. Neither the Company nor any Subsidiary is a
     party to any collective bargaining agreement or employs any member of a union. The Company believes that its and each of its Subsidiaries'
     relations with their employees are good. No executive officer of the
     Company (as defined in Rule 501(f) promulgated under the Securities Act)
     has notified the Company since January 1, 2006 that such officer intends to leave the Company or otherwise terminate such officer's employment with the
     Company. To the Company's knowledge, no executive officer of the Company is in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other agreement to which such person is a party or any restrictive covenant to which such person is subject, and, assuming the accuracy of the foregoing, the continued employment of each such executive officer does not subject the Company or any Subsidiary to any liability with respect to any of the foregoing matters.

          5.33 ENVIRONMENTAL MATTERS. There has been no storage, disposal, generation, manufacture, transportation, handling or treatment of toxic wastes, hazardous wastes or hazardous substances by the Company or to its knowledge, any Subsidiary (or, to the knowledge of the Company, any of their predecessors in interest) at, upon or from any of the property now or previously owned or leased by the Company or any Subsidiary in violation of any applicable law, ordinance, rule, regulation, order, judgment, decree or permit or that would require remedial action under any applicable law, ordinance, rule, regulation, order, judgment, decree or permit; there has been no material spill, discharge, leak, emission, injection, escape, dumping or release of any kind into such property or into the environment surrounding such property of any toxic wastes, medical wastes, solid wastes, hazardous wastes or hazardous substances due to or caused by the
     Company or any Subsidiary or with respect to which the Company or any
     Subsidiary have knowledge; the terms "hazardous wastes", "toxic wastes",
     "hazardous substances", and "medical wastes" shall have the meanings specified in any applicable local, state, federal and foreign laws or regulations with respect to environmental protection.

          5.34 APPROVED ENTERPRISE STATUS. The Company is in material compliance with all conditions and requirements stipulated by the instruments of approval granted to it with respect to the "Approved Enterprise" status of any of the Company's facilities as well as with respect to the other tax benefits received by the Company as set forth under the caption "Israel
     Corporate Tax Considerations" in the 2005 20-F and by Israeli laws and regulations relating to such "Approved Enterprise" status and the aforementioned other tax benefits received by the Company. The Company has not received any notice of any proceeding or investigation relating to revocation or modification of any "Approved Enterprise" status granted with respect to any of the Company's facilities.

                                       13

          5.35 OFFICE OF THE CHIEF SCIENTIST. The Company is not in violation of any material conditions or requirements stipulated by the instruments of approval granted to it by the Office of the Chief Scientist in the Ministry
     of Industry & Trade and any applicable laws and regulations, with respect to any research and development grants given to it by such office.

          5.36 ISA EXEMPTION. In connection with the offer, issuance and sale of the Shares, the Company is not required to obtain an exemption from the
     Israeli Securities Authority (the "ISA") from the requirement to publish a prospectus in Israel.

          5.37 ADDITIONAL GOVERNMENT PAYMENTS. There are no transfer taxes, stamp duties on issuance or other similar fees or charges under the laws of
     Israel or any political subdivision thereof, required to be paid by the
     Company or the Purchaser (assuming that the Purchaser is not an Israeli
     Resident, as defined below) in connection with the execution and delivery of this Agreement or the sale of the Securities to the Purchaser as contemplated herein. "ISRAELI RESIDENT" is (i) with respect to an individual, a person whose center of vital interests is in Israel; in order to determine the center of vital interests of an individual, account will be taken of the individual's family, economic and social connections, including (A) place of permanent home, (B) place of residential dwelling of the individual and the individual's immediate family, (C) place of the individual's regular or permanent occupation or the place of his permanent employment, (D) place of the individual's active and substantial economic interests and (E) place of the individual's activities in organizations, associations and other institutions; the center of vital interests of an individual will be presumed to be in Israel if (A) the individual was present in Israel for 183 days or more in the tax year; or (B) the individual was present in Israel for 30 days or more in the tax year, and the total period of the individual's presence in Israel during that tax year and the two previous tax years is 425 days or more; and (ii) with respect to a body of persons, a body of persons that either (a) was incorporated in Israel or (i) the control and management of its business are exercised in Israel.

          5.38 OPERATIONS. The operations of the Company and the Subsidiaries are and have been conducted at all times in compliance in all material respects with financial recordkeeping and reporting requirements under applicable laws, including any money laundering statutes of all jurisdictions to which the Company or the Subsidiaries are subject, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "MONEY LAUNDERING LAWS"), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of the
     Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

                                       14

          5.39 ASSET CONTROLS. Neither the Company nor any of the Subsidiaries
     nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of the Subsidiaries is currently subject to any United States sanctions administered by the Office of Foreign Asset Control of the United States Treasury Department ("OFAC").
     The Company will not knowingly, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any
     United States sanctions administered by OFAC. Solely for purposes of the foregoing sentence, the Company will be deemed to have knowledge of a particular fact if it knows or has reason to know such fact.

          5.40 NO UNLAWFUL PAYMENTS. Neither the Company nor any of its
     Subsidiaries has at any time during the last five years (i) used any corporate funds for any unlawful contribution to any candidate for public office; or (ii) made any payment to any federal or state government officer or official or other person charged with similar public duties, other than payments required or permitted by any applicable law.

          5.41 IMMUNITY. Neither the Company nor any of the Subsidiaries nor any
     of its or their respective properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of the State of Israel.

          5.42 CONSENT TO JURISDICTION; APPOINTMENT OF AGENT FOR SERVICE OF
     PROCESS. The Company has the power to submit, and pursuant to this
     Agreement and other Transaction Documents has legally, validly, effectively and irrevocably submitted to the personal jurisdiction of any federal or state court in the State of New York, County of New York, and has the power to designate, appoint and empower, and pursuant to this Agreement and the other Transaction Documents has legally, validly and effectively designated, appointed and empowered, an agent for service of process in any suit of proceeding based on or arising under this Agreement or any other
     Transaction Document in any federal or state court in the State of New
     York, County of New York.

          5.43 NO BROKER'S FEES. Neither the Company nor any of its Subsidiaries
     is a party to any contract, agreement or understanding with any person
     (other than the Placement Agent) that would give rise to a valid claim against the Company or any of its Subsidiaries or the Placement Agent for a
     brokerage commission, finder's fee or like payment in connection with the offering and sale of the Shares

          5.44 ENFORCEABILITY OF NEW YORK JUDGMENT. An Israeli court may declare a final judgment for a fixed or readily calculable sum of money rendered by any court of the State of New York or of the United Stated located in the
     State of New York having jurisdiction under its own domestic laws in respect of any suit, action or proceeding against the Company based upon this Agreement or the other Transaction Documents only if it finds that:

o    the judgment was rendered by a court which was, according to the laws of the State of New York, competent to render the judgment;

                                       15

o    the judgment may no longer be appealed;

o    the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

o    the judgment is executory in the State of New York;

provided that (i) even if these conditions are satisfied, an Israeli court will not enforce such foreign judgment if the laws of the State of New York do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel and (ii) an Israeli court will not declare such judgment enforceable if:

o    the judgment was obtained by fraud;

o    there is a finding of lack of due process;

o    the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;

o    the judgment is in conflict with another judgment that was given in the same matter between the same parties and that is still valid; or

o    at the time the action was instituted in the court in the State of New
     York, a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

          5.45 NO DIRECTED SELLING EFFORTS OR GENERAL SOLICITATION. Neither the
     Company, the Placement Agent nor any other person or entity acting on any of their behalf, has conducted any general solicitation or general advertising (as those terms are used in Regulation D under the Securities
     Act) in connection with the offer or sale of any of the Securities.

          5.46 NO INTEGRATED OFFERING. Neither the Company, the Placement Agent
     nor any other person or entity acting on any of their behalf, has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any security, under circumstances that would adversely affect reliance by the Company on Section 4(2) for the exemption from registration for the offer and sale of the Securities or would require registration of such Securities under the Securities Act.

          5.47 PRIVATE PLACEMENT. Assuming the accuracy of the representations and warranties of the Purchaser, the offer and sale of the Securities to the Purchaser as contemplated hereby is exempt from the registration requirements of the Securities Act.

                                       16

          SECTION 6. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PURCHASER.
     The Purchaser represents and warrants to, and covenants with, the Company, as follows:

          6.1 EXPERIENCE; NOT BROKER-DEALER OR AFFILIATE THEREOF. (i) The
     Purchaser is knowledgeable, sophisticated and experienced in making, and is qualified to make, decisions with respect to investments in shares representing an investment decision like that involved in the purchase of the Securities, including investments in securities issued by the Company, has reviewed carefully the 2005 20-F and the other SEC Filings and has requested, received, reviewed and considered all information it deems relevant in making an informed decision to purchase the Securities and has had the opportunity to ask questions of and receive answers from the
     Company concerning such information; (ii) the Purchaser is acquiring the number of Shares and Warrants set forth in Section 2 above (and will acquire the Warrant Shares upon exercise of the Warrants) in the ordinary course of its business and for its own account for investment only and with no present intention of distributing any of such Securities and does not have any arrangement or understanding with any other persons regarding the distribution of such Securities (this representation and warranty not limiting the Purchaser's right to sell pursuant to the Registration
     Statement or in compliance with the Securities Act and the Rules and
     Regulations); nothing contained herein shall be deemed a representation or warranty by the Purchaser to hold the Securities for any period of time;
     (iii) the Purchaser will not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the Securities, nor will the
     Purchaser engage in any short sale that results in a disposition of any of the Securities by the Purchaser, except in compliance with the Securities
     Act and the Rules and Regulations and any applicable state securities laws;
     (iv) the Purchaser has completed or caused to be completed the Registration
     Statement Questionnaire attached hereto as part of APPENDIX I, for use in preparation of the Registration Statement, and the answers thereto are true and correct as of the date hereof and will be true and correct as of the effective date of the Registration Statement and the Purchaser will notify the Company immediately of any change in any such information provided in the Registration Statement Questionnaire (other than changes in holdings of the Company's securities) that would require the Company to amend the
     Prospectus, until such time as the Purchaser has sold all of its Shares and
     Warrant Shares or until the Company is no longer required to keep the
     Registration Statement effective; (v) the Purchaser has, in connection with its decision to purchase the number of Shares and Warrants set forth in
     Section 2 above, relied solely upon the 2005 20-F, the documents incorporated therein by reference, the representations and warranties of the Company contained herein, and the information provided to it pursuant to clause (i) above; and (vi) the Purchaser is an "accredited investor"
     within the meaning of Rule 501(a) promulgated under the Securities Act.
     Neither such inquiries nor any other due diligence investigation conducted by the Purchaser shall modify, limit or otherwise affect the Purchaser's right to rely on the Company's representations and warranties contained in this Agreement. Except as otherwise set forth in the Registration Statement questionnaire attached hereto as APPENDIX I, the Purchaser (a) is not (i)
     an NASD Member (as defined in such questionnaire), (ii) a Controlling (as defined in such questionnaire) shareholder of an NASD Member, (iii) a
     Person Associated with a Member of the NASD (as defined in such questionnaire) or (iv) an Underwriter or a Related Person (as defined in such questionnaire) with respect to the offering hereunder, (b) does not own any shares or other securities of any NASD Member not purchased in the open market and (c) has not made any outstanding subordinated loans to any
     NASD Member.

                                       17

          6.2 RELIANCE ON EXEMPTIONS. The Purchaser understands that the
     Securities are being offered and sold to it in reliance upon specific exemptions from the registration requirements of the Securities Act, the
     Rules and Regulations and state securities laws and that the Company is relying upon the truth and accuracy of, and the Purchaser's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of the Purchaser to acquire the Securities.

          6.3 [Reserved]

          6.4 INVESTMENT DECISION. The Purchaser understands that nothing in this Agreement or any other materials presented to the Purchaser in connection with the purchase and sale of the Securities constitutes legal, tax or investment advice. The Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Securities.

          6.5 RISK OF LOSS. The Purchaser understands that its investment in the
     Securities involves a significant degree of risk, including a risk of total loss of Purchaser's investment, and the Purchaser has full cognizance of and understands all of the risk factors related to Purchaser's purchase of the Securities, including, but not limited to, those set forth under the caption "Item 3 - key Information - Risk Factors" in the 2005 20-F. The
     Purchaser understands that the market price of the Ordinary Shares has been volatile and that no representation is being made as to the future value or market price of the Ordinary Shares. The Purchaser has the knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Securities and has the ability to bear the economic risks of an investment in the Securities.

          6.6 NO GOVERNMENT REVIEW. The Purchaser understands that no United
     States federal or state agency or any other government or governmental agency has passed upon or made any recommendation or endorsement of the
     Securities.

          6.7 TRANSFER OR RESALE. The Purchaser understands that, until all of the applicable provisions of Section 6.9 are satisfied, any certificates representing the Securities or Warrant Shares will bear a restrictive legend in substantially the following form:

                                       18

          "THE SECURITIES EVIDENCED BY THIS CERTIFICATE (AND ANY SECURITIES THAT
          MAY BE ISSUED UPON CONVERSION OR EXERCISE OF THE SECURITIES EVIDENCED
          BY THIS CERTIFICATE, IF ANY) HAVE NOT BEEN REGISTERED UNDER THE
          SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR THE
          SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SECURITIES MAY
          NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1)
          PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR
          (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE
          SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE
          SECURITIES LAWS OF THE STATES AND OTHER JURISDICTIONS, AND IN THE CASE
          OF A TRANSACTION EXEMPT FROM REGISTRATION (OTHER THAN PURSUANT TO RULE
          144(k), PROVIDED THAT THE COMPANY HAS RECEIVED CUSTOMARY
          REPRESENTATIONS CERTIFYING AS TO THE AVAILABILITY OF SUCH RULE
          144(k)), UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL
          REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE
          REGISTRATION UNDER THE SECURITIES ACT AND SUCH OTHER APPLICABLE LAWS."

          6.8 RESIDENCY; SOCIAL SECURITY OR EMPLOYER IDENTIFICATION NUMBER. The
     Purchaser's principal executive offices are in the jurisdiction set forth immediately below the Purchaser's name on the signature pages hereto. The
     Purchaser's Social Security or Employer Identification Number is as set
     forth below the Purchaser's address on the signature pages hereto.

          6.9 REMOVAL OF LEGENDS. Promptly following the earlier of (i)
     effectiveness of the Registration Statement or (ii) Rule 144(k) becoming available, the Company shall (A) deliver to the transfer agent for the
     Ordinary Shares (the "TRANSFER AGENT") irrevocable instructions that the
     Transfer Agent shall reissue a certificate representing Shares or Warrant
     Shares without legends upon receipt by such Transfer Agent of: (w) the legended certificates for such Shares or Warrant Shares; (x) either (1) a customary written representation by the Purchaser that Rule 144(k) applies to the Shares or Warrant Shares represented thereby or (2) a written statement by the Purchaser that such Purchaser has sold the Shares or
     Warrant Shares represented thereby in accordance with the Plan of
     Distribution contained in the Registration Statement; (y) in the event clause (x)(2) above is applicable, confirmation from the Company that sales are permitted under the Registration Statement at that time; and (z) in the event clause (x)(2) above is applicable and the Company has previously notified the Purchaser in writing that the Company does not satisfy the conditions specified in Rule 172 under the Securities Act, confirmation from the Purchaser that it has complied with any prospectus delivery requirement in connection with such sale (the date on which the Transfer
     Agent receives all of the items listed in clauses (w), (x), (y) and (z)
     above, the "LEGEND REMOVAL DATE"), and (B) if required by the Transfer
     Agent, cause its counsel to deliver to the Transfer Agent one or more opinions to the effect that the removal of such legends in such circumstances may be effected under the Securities Act. From and after the
     Legend Removal Date, upon the Purchaser's written request, the Company shall promptly cause certificates evidencing the Purchaser's Shares referred to in such written request to be replaced with certificates which do not bear such restrictive legends, and Warrant Shares subsequently issued upon due exercise of the Warrants shall not bear such restrictive legends, provided the provisions of clauses (w), (x), (y) and (z) above, as applicable, are satisfied with respect to such Shares or Warrant Shares.
     When the Company is required to cause unlegended certificates to replace previously issued legended certificates and the provisions of clauses (w),
     (x), (y) and (z) above, as applicable, are satisfied, if (i) unlegended certificates are not delivered to the Purchaser within three (3) Business
     Days of the applicable Legend Removal Date and (ii) the Purchaser, or any
     third party on behalf of the Purchaser or for the Purchaser's account, purchases (in an open market transaction or otherwise) Ordinary Shares to deliver in satisfaction of a sale by such Purchaser of the Shares which the
     Purchaser was entitled to receive from the Transfer Agent hereunder (a
     "BUY-IN"), then the Company shall pay in cash to the Purchaser the amount by which (A) the Purchaser's total purchase price (including brokerage commissions, if any) for the Ordinary Shares so purchased exceeds (B) the aggregate purchase price paid by the Purchaser hereunder for such number of
     Shares with respect to which the Purchaser shall have submitted to the
     Transfer Agent the request to receive unlegended certificates hereunder.
     The Purchaser shall provide the Company written evidence of the Purchaser's total purchase price (including brokerage commissions, if any) for the
     Ordinary Shares so purchased in respect of the Buy-In.

                                       19

          6.10 RESTRICTIONS ON SHORT SALES. The Purchaser represents, warrants and covenants that neither the Purchaser nor any affiliate of such
     Purchaser which (x) has knowledge of the transactions contemplated hereby,
     (y) has or shares discretion relating to the Purchaser's investments or trading or information concerning the Purchaser's investments, including in respect of the Securities, or (z) is subject to the Purchaser's review or input concerning such affiliate's investments or trading, has or will, directly or indirectly, during the period beginning on the date on which the Placement Agent first contacted the Purchaser regarding the transactions contemplated by this purchase agreement (and involving the
     Company) and ending on the Closing Date, engaged or engage in (i) any
     "short sales" (as such term is defined in Rule 200 promulgated under
     Regulation SHO under the Exchange Act) of the Shares and/or the Warrant
     Shares, including, without limitation, maintaining of any short position with respect to, establishing or maintaining a "put equivalent position"
     (within the meaning of Rule 16a-1(h) under the Exchange Act) with respect to, entering into any swap, derivative transaction or other arrangement
     (whether any such transaction is to be settled by delivery of Ordinary
     Shares, other securities, cash or other consideration) that transfers to another, in whole or in part, any economic consequences or ownership, or otherwise dispose of, any of the Securities by the Purchaser or (ii) any
     hedging transaction which establishes a net short position with respect to the Securities (clauses (i) and (ii) together, a "SHORT SALE"); except for
     (A) Short Sales by the Purchaser or an affiliate thereof which was, prior to the date on which the Purchaser was first contacted by the Placement
     Agent regarding the transactions contemplated by this purchase agreement, a market maker for the Ordinary Shares, provided that such Short Sales are in the ordinary course of business of the Purchaser or an affiliate thereof and are in compliance with the Securities Act, the Rules and Regulations and such other securities laws as may be applicable, (B) Short Sales by the
     Purchaser or an affiliate thereof which by virtue of the procedures of the
     Purchaser are made without knowledge of the transactions contemplated by this purchase agreement or (C) Short Sales by the Purchaser or an affiliate thereof to the extent that the Purchaser or an affiliate thereof is acting in the capacity of a broker-dealer executing unsolicited third-party transactions.

                                       20

          6.11 ORGANIZATION; VALIDITY; ENFORCEMENT. The Purchaser further represents and warrants to, and covenants with, the Company that (i) the
     Purchaser has all necessary power, authority and capacity to enter into the
     Transaction Documents and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of the Transaction Documents, (ii) the making and performance of this Agreement by the Purchaser and the consummation of the transactions herein contemplated will not violate (A) any provision of the organizational documents of the Purchaser or conflict with, result in the breach or violation of, or constitute, either by itself or upon notice or the passage of time or both, a default under any material agreement, mortgage, deed of trust, lease, franchise, license, indenture, permit or other instrument to which the Purchaser is a party or (B) any statute or any authorization, judgment, decree, order, rule or regulation of any court or any regulatory body, administrative agency or other governmental agency or body applicable to Purchaser, (iii) no consent, approval, authorization or other order of any court, regulatory body, administrative agency or other governmental agency or body is required on the part of the Purchaser for the execution and delivery of this Agreement or the consummation thereby of the transactions contemplated by this Agreement, (iv) upon the execution and delivery of the Transaction Documents, each of the
     Transaction Documents shall constitute a legal, valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application relating to or the enforcement of creditor's rights and the application of equitable principles relating to the availability of remedies, and except as rights to indemnity or contribution, including, but not limited to, the indemnification provisions set forth in Section 8.3 of this Agreement, may be limited by federal or state securities law or the public policy underlying such laws and (v) there is not in effect any order enjoining or restraining the Purchaser from entering into or engaging in any of the transactions contemplated by this Agreement.

          SECTION 7. SURVIVAL OF AGREEMENTS, REPRESENTATIONS AND WARRANTIES.
     Notwithstanding any investigation made by any party to this Agreement or by the Placement Agent, all covenants and agreements made by the Company and the Purchaser herein and in the certificates for the Securities to be delivered hereunder shall survive the execution of this Agreement, the delivery to the Purchaser of the Securities being purchased and the payment therefor. All representations and warranties made by the Company and the
     Purchaser herein and in the certificates for the Securities delivered hereunder shall survive for a period of one year following the later of the execution of this Agreement, the delivery to the Purchaser of the
     Securities being purchased and the payment therefor.

          SECTION 8. REGISTRATION OF THE SECURITIES; COMPLIANCE WITH THE
     SECURITIES ACT.

          8.1 REGISTRATION PROCEDURES AND EXPENSES. The Company shall:

                                       21

          (a) as soon as practicable, but in no event later than ten (10)
     Business Days following the Closing Date (the "FILING DATE"), prepare and file with the Commission a registration statement on Form F-3 (the
     "REGISTRATION STATEMENT") relating to the resale of the Shares, the Warrant
     Shares and the shares issuable upon exercise of the Placement Agent
     Warrants (as defined below) (the "PLACEMENT AGENT WARRANT SHARES" and, together with the Shares and the Warrant Shares, the "REGISTRABLE
     SECURITIES") by the Purchaser, the Other Purchasers and the Placement Agent
     from time to time on the Nasdaq Capital Market or the facilities of any national securities exchange on which the Ordinary Shares are then traded, provided that if any Purchaser does not provide to the Company, not later than two Business Days after the Closing Date, all information about the
     Purchaser required to be included in the Registration Statement, the
     Company may include the Registrable Securities of such Purchaser, after receipt from such Purchaser of all such required information, in an amendment to the Registration Statement rather than in the originally filed
     Registration Statement. Subject to any comments of the Commission, such
     Registration Statement shall include the Plan of Distribution attached hereto as EXHIBIT A;

          (b) use its commercially reasonable efforts, subject to receipt of necessary information from the Purchasers, to cause the Commission to declare the Registration Statement effective no later than 60 days after the Closing Date (such date, the "REQUIRED EFFECTIVE DATE"), provided, however, that in the event the Registration Statement or any document incorporated therein by reference receives any review by the Commission, the Required Effective Date will be 105 days after the Closing Date;

          (c) maintain the effectiveness of the Registration Statement and promptly prepare and file with the Commission such amendments and supplements to the Registration Statement and the Prospectus as may be
     necessary to keep the Registration Statement effective until the earlier of
     (i) two years after the effective date of the Registration Statement, (ii)
     such time as all of the Registrable Securities have been sold pursuant to the Registration Statement, or (iii) the date on which the Shares may be resold by the Purchasers without registration by reason of Rule 144(k)
     under the Securities Act or any other rule of similar effect (the
     "EFFECTIVENESS PERIOD");

          (d) provide copies to and permit counsel designated by the Purchaser to review each Registration Statement and all amendments and supplements thereto no fewer than four (4) Business Days prior to their filing with the
     Commission and not file any document to which such counsel reasonably objects, provided that if such counsel does not object or provide comments in writing to any such Registration Statement, amendment or supplement thereto within three (3) Business Days after delivery thereof to such counsel, such counsel shall be deemed to have no objections or comments to such Registration Statement, amendment and supplement thereto;

          (e) furnish to the Purchaser and its legal counsel (i) promptly after the same is prepared and publicly distributed, filed with the Commission, or received by the Company (but not later than two (2) Business Days after the filing date, receipt date or sending date, as the case may be) one (1)
     copy of any Registration Statement and any amendment thereto, each preliminary prospectus and prospectus and each amendment or supplement thereto, and each letter written by or on behalf of the Company to the
     Commission or the staff of the Commission, and each item of correspondence from the Commission or the staff of the Commission, in each case relating to such Registration Statement (other than any portion of any thereof which contains information for which the Company has sought confidential treatment), and (ii) such number of copies of a prospectus, including a preliminary prospectus, and all amendments and supplements thereto and such other documents as the Purchaser may reasonably request in order to facilitate the disposition of the Registrable Securities owned by the
     Purchaser;

                                       22

          (f) use commercially reasonable efforts to (i) prevent the issuance of any stop order or other suspension of effectiveness and, (ii) if such order is issued, obtain the withdrawal of any such order at the earliest possible moment;

          (g) prior to any public offering of Registrable Securities, use commercially reasonable efforts to register or qualify or cooperate with the Purchaser and its counsel in connection with the registration or qualification of such Registrable Securities for offer and sale under the securities or blue sky laws of such jurisdictions requested by the
     Purchaser and do any and all other commercially reasonable acts or things necessary or advisable to enable the distribution in such jurisdictions of the Registrable Securities covered by the Registration Statement; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (i) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this clause
     (g), (ii) subject itself to general taxation in any jurisdiction where it would not otherwise be so subject but for this clause (g), or (iii) file a general consent to service of process in any such jurisdiction;

          (h) immediately notify the Purchaser, at any time prior to the end of the Effectiveness Period, upon discovery that, or upon the happening of any event as a result of which, the Prospectus includes an untrue statement of a material fact or omits to state any material fact required to be stated
     therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and promptly prepare, file with the
     Commission and furnish to such holder a supplement to or an amendment of such Prospectus as may be necessary so that such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing; and

          (i) otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the Commission under the Securities Act and the Exchange Act, including, without limitation, Rule 172 under the
     Securities Act, file any final Prospectus, including any supplement or amendment thereof, with the Commission pursuant to Rule 424 under the
     Securities Act, promptly inform the Purchaser in writing if, at any time during the Effectiveness Period, the Company does not satisfy the conditions specified in Rule 172 and, as a result thereof, the Purchaser is required to deliver a Prospectus in connection with any disposition of
     Registrable Securities and take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder; and make available to its security holders, as soon as reasonably practicable, but not later than the Availability Date (as defined below), an earnings statement covering a period of at least twelve
     (12) months, beginning after the effective date of each Registration
     Statement, which earnings statement shall satisfy the provisions of Section
     11(a) of the Securities Act, including Rule 158 promulgated thereunder (for the purpose of this clause (i), "AVAILABILITY DATE" means such date on which the Company shall be required, either pursuant to the rules relating to the filing by the Company of its annual report or for purposes of maintaining the effectiveness of the Registration Statement, as the case may be, to file with the Commission its audited financial statements for the relevant fiscal year ending after the effective date of such
     Registration Statement).

                                       23

          (j) With a view to making available to the Purchaser the benefits of
     Rule 144 (or its successor rule) and any other rule or regulation of the
     Commission that may at any time permit the Purchaser to sell Registrable
     Securities to the public without registration, the Company covenants and agrees to use best reasonable efforts to: (i) make and keep public information available, as those terms are understood and defined in Rule
     144, until the earlier of (A) such date as all of the Registrable
     Securities may be resold pursuant to Rule 144(k) or any other rule of similar effect or (B) such date as all of the Registrable Securities shall have been resold; (ii) file with the Commission in a timely manner all reports and other documents required of the Company under the Exchange Act;
     and (iii) furnish to the Purchaser upon request, as long as the Purchaser owns any Registrable Securities, (A) a written statement by the Company that it has complied with the reporting requirements of the Exchange Act,
     (B) a copy of the Company's most recent Annual Report on Form 20-F or
     Report on Form 6-K, and (C) such other information as may be reasonably requested in order to avail the Purchaser of any rule or regulation of the
     Commission that permits the selling of any such Registrable Securities without registration.

          (k) bear all expenses in connection with the procedures in paragraphs
     (a) through (j) of this Section 8.1 and the registration of the Registrable
     Securities pursuant to the Registration Statement, other than fees and expenses, if any, of counsel or other advisers to the Purchaser or the
     Other Purchasers or underwriting discounts, brokerage fees and commissions incurred by the Purchaser or the Other Purchasers, if any in connection with the offering of the Shares pursuant to the Registration Statement;

          (l) file a Form D with respect to the Shares as required under
     Regulation D and, upon request, to provide a copy thereof to the Placement
     Agent promptly after filing; and

          (m) issue a press release describing the transactions contemplated by this Agreement on or promptly after (i) the date hereof and (ii) the
     Closing Date.

     The Company understands that the Purchaser disclaims being an underwriter, but the Purchaser being deemed an underwriter shall not relieve the Company of any obligations it has hereunder. A questionnaire related to the Registration
Statement to be completed by the Purchaser is attached hereto as APPENDIX I.

          8.2 TRANSFER OF SECURITIES AFTER REGISTRATION. The Purchaser agrees that it will not effect any disposition of the Securities or its right to purchase the Securities that would constitute a sale within the meaning of the Securities Act or pursuant to any applicable state securities laws, except as permitted by law.

          8.3 INDEMNIFICATION. For the purpose of this Section 8.3:

               (i) the term "PURCHASER/AFFILIATE" shall mean any affiliates of the Purchaser, including a transferee who is an affiliate of the
          Purchaser, and any person who controls the Purchaser or any affiliate of the Purchaser within the meaning of Section 15 of the Securities
          Act or Section 20 of the Exchange Act; and

                                       24

               (ii) the term "REGISTRATION STATEMENT" shall include any
          preliminary prospectus, final prospectus, exhibit, supplement or amendment included in or relating to, and any document incorporated by reference in, the Registration Statement referred to in Section 8.1.

          (a) The Company agrees to indemnify and hold harmless the Purchaser, each Purchaser/Affiliate and each broker or underwriter engaged by such
     Purchaser to sell any Securities on such Shareholder's behalf, against any losses, claims, damages, liabilities or expenses, joint or several, to which the Purchaser, any Purchaser/Affiliate and each such broker or underwriter may become subject (including in settlement of any litigation, if such settlement is effected with the written consent of the Company)
     insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof as contemplated below) arise out of or are based upon (i) any inaccuracy in the representations and warranties of the
     Company contained in this Agreement and the other Transaction Documents, or any failure of the Company to perform its obligations hereunder or thereunder or (ii) any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, including the prospectus, financial statements and schedules, and all other documents filed as a part thereof or incorporated by reference therein, as amended at the time of effectiveness of the Registration Statement, including any information deemed to be a part thereof as of the time of effectiveness pursuant to paragraph (b) of Rule 430A, or pursuant to Rule 434, of the
     Rules and Regulations, or the prospectus, in the form first filed with the
     Commission pursuant to Rule 424(b) of the Regulations, or filed as part of the Registration Statement at the time of effectiveness if no Rule 424(b)
     filing is required (the "PROSPECTUS"), or any subsequent amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state in any of them a material fact required to be stated therein or necessary to make the statements in the Registration
     Statement or any amendment or supplement thereto not misleading or in the
     Prospectus or any amendment or supplement thereto not misleading (in the case of a Prospectus only, in light of the circumstances under which they were made); and will reimburse each Purchaser, each Purchaser/Affiliate and each such broker or underwriter for any legal and other expenses as such expenses are reasonably incurred by such Purchaser, Purchaser/Affiliate or broker or underwriter in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action; PROVIDED, HOWEVER, that the Company will not be liable for amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the
     Company, which consent shall not be unreasonably withheld, and the Company will not be liable in any such case to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon (i) an untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, the Prospectus or any amendment or supplement thereto in reliance upon and in conformity with written information furnished to the Company by or on behalf of the
     Purchaser expressly for use therein or the Plan of Distribution attached hereto as EXHIBIT A, or (ii) the failure of such Purchaser to comply with the covenants and agreements contained in Section 8.2 of this Purchase
     Agreement respecting the sale of the Securities or any Warrant Shares or
     (iii) the inaccuracy of any representation or warranty made by such
     Purchaser herein.

                                       25

          (b) Each Purchaser will severally, but not jointly, indemnify and hold harmless the Company, each of its directors, officers who signed the
     Registration Statement and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the
     Exchange Act, against any losses, claims, damages, liabilities or expenses to which the Company, each of its directors, officers who signed the
     Registration Statement or controlling person may become subject (including in settlement of any litigation, but only if such settlement is effected with the written consent of such Purchaser) insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof as contemplated below) arise out of or are based upon (i) any failure to comply with the covenants and agreements contained in this Purchase
     Agreement respecting the sale of the Shares or (ii) the inaccuracy of any representation or warranty made by such Purchaser herein or (iii) any untrue or alleged untrue statement of any material fact contained in the
     Registration Statement, the Prospectus, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements in the Registration Statement or any amendment or supplement thereto not misleading or in the Prospectus or any amendment or supplement thereto not misleading in the light of the circumstances under which they were made, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, the Prospectus, or any amendment or supplement thereto, in reliance upon and in conformity with written information furnished to the Company by or on behalf of any
     Purchaser expressly for use therein or the Plan of Distribution attached hereto as EXHIBIT A; and will reimburse the Company, each of its directors, officers who signed the Registration Statement or controlling person for any legal and other expense reasonably incurred by the Company, each of its directors, officers who signed the Registration Statement or controlling person in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action;
     provided, however, that each Purchaser's aggregate liability under this
     Section 8 shall not exceed the amount of proceeds received by such
     Purchaser from the sale of the Registrable Securities giving rise to such indemnification obligation.

          (c) Promptly after receipt by an indemnified party under this Section
     8.3 of notice of the threat or commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party under this Section 8.3, promptly notify the indemnifying party in writing thereof and provide to the indemnifying party copies of all written documents relating to such threatened or commenced action, but the omission to notify the indemnifying party will not relieve it from any liability that it may have to any indemnified party for contribution or otherwise under the indemnity agreement contained in this Section 8.3 to the extent it is not prejudiced as a result of such failure. In case any such action is brought against any indemnified party and such indemnified party seeks or intends to seek indemnity from an indemnifying party, the indemnifying party will be entitled to participate in, and, to the extent that it may wish, jointly with all other indemnifying parties similarly notified, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party; PROVIDED, HOWEVER, if the defendants in any such action include both the indemnified party and the indemnifying party, and the indemnified party shall have reasonably concluded that there may be a conflict of interest between the positions of the indemnifying party and the indemnified party in conducting the defense of any such action or that there may be legal defenses available to it and/or other indemnified parties that are different from or additional to those available to the indemnifying party, the indemnified party or parties shall have the right to select separate counsel to assume such legal defenses and to otherwise participate in the defense of such action on behalf of such indemnified party or parties. Upon receipt of notice from the indemnifying party to such indemnified party of its election to assume the defense of such action and approval by the indemnified party of counsel, the indemnifying party will not be liable to such indemnified party under this Section 8.3 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof unless (i) the indemnified party shall have employed such counsel in connection with the assumption of legal defenses in accordance with the proviso to the preceding sentence (it being understood, however, that the indemnifying party shall not be liable for the expenses of more than one separate counsel, reasonably satisfactory to such indemnifying party, representing all of the indemnified parties who are parties to such action)
     or (ii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of action, in each of which cases the reasonable fees and expenses of counsel for the indemnified party shall be at the expense of the indemnifying party. The indemnifying party shall not be liable for any settlement of any action without its written consent, which consent shall not be unreasonably withheld.

                                       26

          (d) If the indemnification provided for in this Section 8.3 is required by its terms but is for any reason held to be unavailable to or otherwise insufficient to hold harmless an indemnified party under paragraphs (a), (b) or (c) of this Section 8.3 in respect to any losses, claims, damages, liabilities or expenses referred to herein, then each applicable indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of any losses, claims, damages, liabilities or expenses referred to herein in such proportion as is appropriate to reflect the relative fault of the Company and the
     Purchaser in connection with the statements or omissions or inaccuracies in the representations and warranties in this Agreement that resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of the Company on the one hand and each Purchaser on the other shall be determined by reference to, among other things, whether the untrue or alleged statement of a material fact or the omission or alleged omission to state a material fact or the inaccurate or the alleged inaccurate representation and/or warranty relates to information supplied by the Company or by such Purchaser and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in paragraph (c) of this Section 8.3, any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim. The provisions set forth in paragraph (c) of this Section 8.3 with respect to the notice of the threat or commencement of any threat or action shall apply if a claim for contribution is to be made under this paragraph (d); PROVIDED, HOWEVER, that no additional notice shall be required with respect to any threat or action for which notice has been given under paragraph (c) for purposes of indemnification. The Company and the Purchaser agree that it would not be just and equitable if contribution pursuant to this Section 8.3 were determined solely by pro rata allocation (even if the Purchasers were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this paragraph. Notwithstanding the provisions of this
     Section 8.3, no Purchaser shall be required to contribute any amount in excess of the amount by which the difference between the amount such
     Purchaser paid for the Securities that were sold pursuant to the
     Registration Statement and the amount received by such Purchaser from such sale exceeds the amount of any damages that such Purchaser has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities
     Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Purchasers' obligations to contribute pursuant to this Section 8.3 are several and not joint.

                                       27

          8.4 DELAY IN FILING OR EFFECTIVENESS OF REGISTRATION STATEMENT. If the
     Registration Statement is not filed by the Company with the Commission on or prior to the Filing Date, then for each day following the Filing Date, until but excluding the date the Registration Statement is filed, or if the
     Registration Statement is not declared effective by the Commission by the
     Required Effective Date, then for each day following the Required Effective
     Date, until but excluding the date the Commission declares the Registration
     Statement effective, the Company shall, for each such day, pay the
     Purchaser with respect to any such failure, as liquidated damages and not as a penalty, an amount equal to 0.0333% of the purchase price paid by such
     Purchaser for its Securities pursuant to this Agreement; and for any such day, such payment shall be made no later than the first Business Day of the calendar month next succeeding the month in which such day occurs. If the
     Purchaser shall be prohibited from selling Registrable Securities under the
     Registration Statement as a result of a suspension of more than thirty (30)
     consecutive days or sixty (60) days in any 12-month period (a
     "SUSPENSION"), then for each day on which a Suspension is in effect that exceeds the maximum allowed period for a Suspension or Suspensions, but not including any day on which a Suspension is lifted, the Company shall pay the Purchaser, as liquidated damages and not as a penalty, an amount equal to 0.0333% of the purchase price paid by such Purchaser for its Securities pursuant to this Agreement for each such day, and such payment shall be made no later than the first Business Day of the calendar month next succeeding the month in which such day occurs. For purposes of this Section
     8.4, a Suspension shall be deemed lifted on the date that notice that the
     Suspension has been lifted is delivered to the Purchaser pursuant to
     Section 9 of this Agreement. Any payments made pursuant to this Section 8.4 shall not preclude the Purchaser from pursuing any equitable remedy for such events. Notwithstanding the foregoing provisions, in no event shall the Company be obligated to pay any liquidated damages pursuant to this
     Section 8.4 (i) to more than one Purchaser in respect of the same
     Securities for the same period of time or (ii) in an aggregate amount greater than 10% of the proceeds received by it from the Purchaser for the
     Shares. The payment of any liquidated damages shall be made to the
     Purchaser in cash.

          SECTION 9. BROKER'S FEE. The Purchaser acknowledges that the Company intends to pay to the Placement Agent a fee and issue to the Placement
     Agent warrants (the "PLACEMENT AGENT WARRANTS") in respect of the sale of the Securities to the Purchaser. The Purchaser and the Company agree that the Purchaser shall not be responsible for such fee and that the Company will indemnify and hold harmless the Purchaser and each Purchaser/Affiliate against any losses, claims, damages, liabilities or expenses, joint or several, to which such Purchaser or Purchaser/Affiliate may become subject with respect to such fee. Each of the parties hereto represents that, on the basis of any actions and agreements by it, there are no other brokers or finders entitled to compensation in connection with the sale of the
     Securities to the Purchaser.

                                       28

          SECTION 10. NOTICES. All notices, requests, consents and other communications hereunder shall be in writing, shall be mailed by first-class registered or certified airmail, e-mail, confirmed facsimile or nationally recognized overnight express courier postage prepaid, and shall be deemed given when so mailed and shall be delivered as addressed as follows:

     (a) if to the Company, to:

         VocalTec Communications Ltd.
         60 Medinat Ha Yehudim Street
         Herzliya Pituach 46140, Israel
         Attention: Chief Executive Officer
         Facsimile: 011-972-9-955-8175
         E-mail:    yosi@vocaltec.com

         with a copy to:
         Meitar Liquornik Geva & Leshem Brandwein
         16 Abba Hillel Silver Road
         Ramat Gan 52506, Israel
         Attention:  Dan Shamgar
         Facsimile: 011-972-3-610-3111
         E-mail: dshamgar@meitar.com

     or to such other person at such other place as the Company shall designate to the Purchaser in writing; and

     (b) if to the Purchaser, at its address as set forth at the end of this
Agreement (including e-mail), or at such other address or addresses (including
e-mail) as may have been furnished to the Company in writing.

          SECTION 11. CHANGES. This purchase agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and the Purchaser. Any amendment or waiver effected in accordance with this
     Section 11 shall be binding upon each holder of any securities purchased under this Agreement at the time outstanding, each future holder of all such securities, and the Company.

          SECTION 12. HEADINGS. The headings of the various sections of this
     Agreement have been inserted for convenience of reference only and shall not be deemed to be part of this Agreement.

          SECTION 13. SEVERABILITY. In case any provision contained in this
     Agreement is held to be invalid, illegal or unenforceable in any respect, such provision will be excluded from this Purchase Agreement and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

                                       29

          SECTION 14. GOVERNING LAW; VENUE; WAIVER OF JURY TRIAL. This Agreement
     is to be construed in accordance with and governed by the internal laws of the State of New York without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of New York to the rights and duties of the parties. Each of the Company and the Purchaser submits to the nonexclusive jurisdiction of the United States District Court for the Southern District
     of New York and of any New York State court sitting in New York City for purposes of all legal proceedings arising out of or relating to this
     Agreement and the transactions contemplated hereby. Each of the Company and the Purchaser irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY
     JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT
     COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

          SECTION 15. COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties. Facsimile signatures shall be deemed original signatures.

          SECTION 16. ENTIRE AGREEMENT. This Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the
     Purchaser makes any representation, warranty, covenant or undertaking with respect to such matters. Each party expressly represents and warrants that it is not relying on any oral or written representations, warranties, covenants or agreements outside of this Agreement.

          SECTION 17. FEES AND EXPENSES. Except as set forth herein, each of the
     Company and the Purchaser shall pay its respective fees and expenses related to the transactions contemplated by this Agreement. The Company shall pay the reasonable fees and expenses of Lowenstein Sandler PC not to exceed $20,000.

          SECTION 18. FURTHER ASSURANCES. From and after the date hereof, upon the request of the Company or the Purchaser, the Company and the Purchaser
     will execute and deliver such instruments, documents or other writings, and take such other actions, as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this purchase agreement.

                                       30

          SECTION 19. PARTIES. This Agreement is made solely for the benefit of and is binding upon the Purchaser and the Company and to the extent provided in Section 8.3, any person controlling the Company or the
     Purchaser, the officers and directors of the Company, and their respective executors, administrators, successors and assigns and subject to the provisions of Section 8.3, no other person shall acquire or have any right under or by virtue of this Agreement, PROVIDED, that the Purchaser and the
     Company hereby agree that the Placement Agent is an intended third party beneficiary of, and is entitled to rely upon, the representations of the
     Company made in this Agreement. The term "successor and assigns" shall not include any subsequent purchaser, as such purchaser, of the Securities sold to the Purchaser pursuant to this Agreement.

                  [Remainder of Page Left Intentionally Blank]

                                       31

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the day and year first above written.

                                   VOCALTEC COMMUNICATIONS LTD.

                                   By:
                                   ---------------------------------------------
                                   Name:
                                   Title:

                  Print or Type:

                                   ---------------------------------------------
                                   Name of Purchaser
                                   (Individual or Institution)

                                   ---------------------------------------------
                                   Jurisdiction of Purchaser's Executive Offices

                                   ---------------------------------------------
                                   Name of Individual representing
                                   Purchaser (if an Institution)

                                   ---------------------------------------------
                                   Title of Individual representing
                                   Purchaser (if an Institution)
                                   ---------------------------------------------

                                   Address of Purchase:

                                   ---------------------------------------------
                                   Social Security/EIN Number:

                                 Signature Page

                  Signature by:

                                   Individual Purchaser or Individual
                                   representing Purchaser:
                                   _________________________________
                                   Address: ___________________________
                                   Telephone:  ___________________________
                                   Facsimile: ___________________________
                                   E-mail: ___________________________

                                        2

                                   APPENDIX I

                     SUMMARY INSTRUCTION SHEET FOR PURCHASER

                   (to be read in conjunction with the entire
                        Purchase Agreement which follows)

A.   Complete the following items on BOTH Purchase Agreements (Sign TWO originals):

     1.   Signature Page:

          (i)  Name, jurisdiction of executive offices, address and social security or employer identification number of Purchaser
               (Individual or Institution)

          (ii) Name of Individual representing Purchaser (if an Institution)

          (iii) Title of Individual representing Purchaser (if an Institution)

          (iv) Signature of Individual Purchaser or Individual representing
               Purchaser

     2.   Appendix I - Security Certificate Questionnaire/Registration Statement
          Questionnaire:

          Provide the information requested by the Security Certificate
          Questionnaire and the Registration Statement Questionnaire.

     3.   Return BOTH properly completed and signed Purchase Agreements including the properly completed APPENDIX I to (initially by facsimile with original by overnight delivery):

                                     JMP Securities
                                     600 Montgomery Street, Suite 1100
                                     San Francisco, CA  94111-2713
                                     Attention: [                     ]
                                     Facsimile: (415) 835-8982

B.   Instructions regarding the transfer of funds for the purchase of Securities will be sent by facsimile to the Purchaser by the Placement Agent at a later date.

                                        3

                                                                      Appendix I
                                                                   (Page 1 of 3)
                          VOCALTEC COMMUNICATIONS LTD.
                      SECURITIES CERTIFICATE QUESTIONNAIRE

     Pursuant to Section 4 of the Agreement, please provide us with the following information:

1.   The exact name that your Securities are to be registered in (this is the name that will appear on your stock certificate(s) and warrants). You may
     use a nominee name if appropriate:            _____________________________

2.   The relationship between the Purchaser of the Securities and the Registered
     Holder listed in response to item 1 above:    _____________________________

3.   The mailing address of the Registered Holder listed in response to item 1
     above:                                        _____________________________
                                                   _____________________________
                                                   _____________________________
                                                   _____________________________

4.   The Social Security Number or Tax Identification Number of the Registered
     Holder listed in response to item 1 above:    _____________________________

                                       4

                                                                      Appendix I
                                                                   (Page 2 of 3)
                          VOCALTEC COMMUNICATIONS LTD.
                      REGISTRATION STATEMENT QUESTIONNAIRE

     Purchasers are encouraged to complete and deliver this Registration
Statement Questionnaire prior to the effectiveness of the Registration
Statement. Certain legal consequences arise from being named as a selling stockholder in the Registration Statement and the Prospectus. Accordingly,
purchasers are advised to consult their own securities law counsel regarding the consequences of being named or not being named as a selling stockholder in the
Registration Statement and the Prospectus.

     In connection with the preparation of the Registration Statement, please provide us with the following information:

          SECTION 1. Pursuant to the "Selling Stockholder" section of the
     Registration Statement, please state your or your organization's name exactly as it should appear in the Registration Statement (or alternatively state the full legal name of DTC participant (if applicable and if not the same as your or your organization's name) through which Registrable
     Securities will be held:

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

          SECTION 2. Address for Notices to Selling Securityholder:

                                            Telephone:
                                            Fax:
                                            Contact Person:

          SECTION 3. (a) Please provide the number of Ordinary Shares that you or your organization will own immediately after Closing, including those
     Shares purchased by you or your organization pursuant to this Purchase
     Agreement and those Ordinary Shares purchased by you or your organization through other transactions, and provide the number of Ordinary Shares that you have or your organization has the right to acquire within 60 days of
     Closing (including the Warrant Shares underlying the Warrants purchased by you or your organization pursuant to this Purchase Agreement):

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                       5

     (b)  Were any of the securities listed above acquired in the ordinary course of business?
          Yes.
          No.

     (c)  At the time of the purchase of the securities listed above, did the
          Selling Stockholder have any agreements or understandings, directly or indirectly, with any person to distribute the securities?
          Yes.
          No.

     (d)  If your response to Item 3(c) above is yes, please describe such agreements or understandings:

         ______________________________________________________________________

         ______________________________________________________________________

          SECTION 4. Have you or your organization had any position, office or other material relationship within the past three years with the Company or its affiliates?

                               [_] Yes     [_] No

     If yes, please indicate the nature of any such relationships below:

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

          SECTION 5. Are you (i) an NASD Member (see definition), (ii) a
     Controlling (see definition) shareholder of an NASD Member, (iii) a Person
     Associated with a Member of the NASD (see definition), or (iv) an
     Underwriter or a Related Person (see definition) with respect to the proposed offering; or (b) do you own any shares or other securities of any
     NASD Member not purchased in the open market; or (c) have you made any outstanding subordinated loans to any NASD Member?

                                       6

     Answer: [_] Yes [_] No If "yes," please describe below. In addition, please describe below whether you purchased the Registrable Securities for investment or acquired them as transaction-based compensation for investment banking or similar services.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                       7

                                                                      Appendix I
                                                                   (Page 3 of 3)

Note that in general we will be required to identify any registered broker-dealer as an underwriter in the Registration Statement and related
Prospectus. If you are a registered broker-dealer and received your Registrable
Securities other than as transaction-based compensation, we are required to identify you as an underwriter in the Registration Statement and related
Prospectus.

Except as set forth below, if you are a registered broker-dealer, you do not plan to make a market in the Registrable Securities. If you plan to make a market in the Registrable Securities, please indicate whether you plan to use the Prospectus as a market-making prospectus.

Note that if you are a Person Associated with a Member of the NASD and you did not purchase the Registrable Securities in the ordinary course of business or at the time of the purchase you had any agreements or understandings, directly or indirectly, to distribute the Registrable Securities, we must identify you as an underwriter in the Prospectus.

     NASD MEMBER. The term "NASD member" means either any broker or dealer admitted to membership in the National Association of Securities Dealers, Inc.
("NASD"). (NASD Manual, By-laws Article I, Definitions)

     CONTROL. The term "control" (including the terms "controlling," "controlled by" and "under common control with") means the possession, direct or indirect, of the power, either individually or with others, to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise. (Rule 405 under the
Securities Act of 1933, as amended)

     PERSON ASSOCIATED WITH A MEMBER OF THE NASD. The term "person associated with a member of the NASD" means every sole proprietor, partner, officer, director, branch manager or executive representative of any NASD Member, or any natural person occupying a similar status or performing similar functions, or any natural person engaged in the investment banking or securities business who is directly or indirectly controlling or controlled by a NASD Member, whether or not such person is registered or exempt from registration with the NASD pursuant to its bylaws. (NASD Manual, By-laws Article I, Definitions)

     UNDERWRITER OR A RELATED PERSON. The term "underwriter or a related person"
means, with respect to a proposed offering, underwriters, underwriters' counsel, financial consultants and advisors, finders, members of the selling or distribution group, and any and all other persons associated with or related to any of such persons. (NASD Interpretation)

          SECTION 6. The purpose of this question is to identify the ultimate natural person(s) or publicly held entity that exercise(s) sole or shared voting or dispositive power over the Registrable Securities.

                                       8

     (a)  Is the Selling Stockholder a natural person?
          Yes.
          No.

     (b)  Is the Selling Stockholder required to file, or is it a wholly-owned subsidiary of a company that is required to file, periodic and other reports (for example, Forms 10-K, 10-Q, 8-K, 20-F or 6-K) with the
          Securities and Exchange Commission pursuant to Section 13(a) or 15(d)
          of the Exchange Act?
          Yes.
          No.

                                       9

          (c)  If you answered "No" to both questions above, please identify the controlling person(s) of the Selling Stockholder (the
               "Controlling Entity"). If the Controlling Entity is not a natural person or a publicly held entity, please identify each
               controlling person(s) of such Controlling Entity. This process should be repeated until you reach natural persons or a publicly held entity that exercise sole or shared voting or dispositive power over the Registrable Securities:

         __________________________________________________________________

         __________________________________________________________________

         __________________________________________________________________

          SECTION 7. Short Positions in the Company's Ordinary Shares: Except as
     set forth below, the undersigned does not have any open short positions in the Company's Ordinary Shares.

By signing below, the undersigned consents to the disclosure of the information contained herein and the inclusion of such information in the Registration
Statement and the Prospectus. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of the Registration Statement and the Prospectus.

IN WITNESS WHEREOF, the undersigned by authority duly given, has caused this
Registration Statement Questionnaire to be executed and delivered either in person or by its duly authorized agent.

BENEFICIAL OWNER

By:
Name:
Title:
Dated:

                                       10

                                                                       EXHIBIT A

                              PLAN OF DISTRIBUTION

     The selling shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling ordinary shares or interests in ordinary shares received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their ordinary shares or interests in ordinary shares on any stock exchange, market or trading facility on which the ordinary shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

     The selling shareholders may use any one or more of the following methods when disposing of shares or interests therein:

     - ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

     - block trades in which the broker-dealer will attempt to sell the ordinary shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

     - an exchange distribution in accordance with the rules of the applicable exchange;

     - privately negotiated transactions;

     - short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

     - through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

     - broker-dealers may agree with the selling shareholders to sell a specified number of such ordinary shares at a stipulated price per share;

     - a combination of any such methods of sale; and

     - any other method permitted pursuant to applicable law.

     The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the ordinary shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer the ordinary shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

                                       11

     In connection with the sale of ordinary shares or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the ordinary shares in the course of hedging the positions they assume. The selling shareholders may also sell ordinary shares short and deliver these securities to close out their short positions, or loan or pledge ordinary shares to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of ordinary shares offered by this prospectus, which ordinary shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     The aggregate proceeds to the selling shareholders from the sale of ordinary shares offered by them will be the purchase price of the ordinary shares less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of ordinary shares to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

     The selling shareholders also may resell all or a portion of the ordinary shares in open market transactions in reliance upon Rule 144 under the
Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

     The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of ordinary shares or interests therein may be
"underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the ordinary shares may be underwriting discounts and commissions under the
Securities Act. Selling shareholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to any applicable prospectus delivery requirements of the Securities Act.

     To the extent required, the ordinary shares to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

     In order to comply with the securities laws of some states, if applicable, the ordinary shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states ordinary shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

                                       12

     We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of ordinary shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying any applicable prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the ordinary shares against certain liabilities, including liabilities arising under the Securities
Act.

     We have agreed to indemnify the selling shareholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the ordinary shares offered by this prospectus.

     We have agreed with the selling shareholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the ordinary shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the ordinary shares may be sold pursuant to Rule 144(k) of the Securities Act.

                                       13

                                    EXHIBIT C

THE SECURITIES EVIDENCED BY THIS CERTIFICATE (AND ANY SECURITIES THAT MAY BE
ISSUED UPON CONVERSION OR EXERCISE OF THE SECURITIES EVIDENCED BY THIS
CERTIFICATE, IF ANY) HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933,
AS AMENDED (THE "SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE OR OTHER
JURISDICTION. THE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE
TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE
SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE
SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS
OF THE STATES AND OTHER JURISDICTIONS, AND IN THE CASE OF A TRANSACTION EXEMPT
FROM REGISTRATION (OTHER THAN PURSUANT TO RULE 144(K), PROVIDED THAT THE COMPANY
HAS RECEIVED CUSTOMARY REPRESENTATIONS CERTIFYING AS TO THE AVAILABILITY OF SUCH
RULE 144(K)), UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY
SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE
SECURITIES ACT AND SUCH OTHER APPLICABLE LAWS.

Warrant No. 2006-_

                        ORDINARY SHARES PURCHASE WARRANT

                      To Purchase ______ Ordinary Shares of

                          VOCALTEC COMMUNICATIONS LTD.

     THIS ORDINARY SHARES PURCHASE WARRANT CERTIFIES that, for value received,
_________ (the "HOLDER"), is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after November 24, 2006 (the "INITIAL EXERCISE DATE") and on or prior to the close of business on May 23, 2011 (the "TERMINATION DATE") but not thereafter, to subscribe for and purchase from VocalTec Communications Ltd., a company organized under the laws of the State of Israel (the "COMPANY"), up to ________
ordinary shares (the "WARRANT SHARES"), par value NIS 0.13 per share, of the
Company (the "ORDINARY SHARES"). The purchase price of one Ordinary Share (the
"EXERCISE PRICE") under this Warrant shall be $7.9005, subject to adjustment hereunder. The Exercise Price and the number of Warrant Shares for which the
Warrant is exercisable shall be subject to adjustment as provided herein. THIS
WARRANT IS ONE OF A SERIES OF SIMILAR WARRANTS ISSUED PURSUANT TO, AND
CAPITALIZED TERMS USED AND NOT OTHERWISE DEFINED HEREIN SHALL HAVE THE MEANINGS
SET FORTH IN, THAT CERTAIN PURCHASE AGREEMENT (THE "PURCHASE AGREEMENT"), DATED
MAY 18, 2006, BETWEEN THE COMPANY AND THE PURCHASERS SIGNATORY THERETO.

     1. TITLE TO WARRANT. Prior to the Termination Date and subject to compliance with applicable laws and Section 7 of this Warrant, this Warrant and all rights hereunder are transferable, in whole or in part, at the office or agency of the Company by the Holder in person or by duly authorized attorney, upon surrender of this Warrant together with the Assignment Form annexed hereto properly endorsed. Any transfer of the Warrant may only be consummated in compliance with all applicable securities laws.

                                       1

     2. AUTHORIZATION OF SHARES. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this
Warrant will, upon exercise of the purchase rights represented by this Warrant, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

     3. EXERCISE OF WARRANT.

          (a) Exercise of the purchase rights represented by this Warrant may be made at any time or times on or after the Initial Exercise Date and on or before the Termination Date by the surrender of this Warrant and the Notice of Exercise Form annexed hereto duly executed, at the office of the
     Company's wholly-owned U.S. subsidiary, VocalTec Communications, Inc., at
     1732 Southampton Drive Carrollton, TX 75007 (or such other office or agency of the Company as it may designate by notice in writing to the registered
     Holder at the address of such Holder appearing on the books of the Company)
     and upon payment of the Exercise Price of the shares thereby purchased by wire transfer or cashier's check drawn on a United States bank or by means of a cashless exercise pursuant to Section 3(c), the Holder shall be entitled to receive a certificate for the number of Warrant Shares so purchased. At 5:00 P.M., New York City time on the Termination Date, the portion of this Warrant not exercised prior thereto shall be and become void and of no value, regardless of whether this Warrant shall be returned to the Company. Certificates for shares purchased hereunder shall be delivered to the Holder within three (3) Business Days after the date on which this Warrant shall have been exercised as aforesaid. This Warrant shall be deemed to have been exercised and such certificate or certificates shall be deemed to have been issued, and the Holder or any other person so designated to be named therein shall be deemed to have become a holder of record of such shares for all purposes, as of the date the Warrant has been exercised by payment to the Company of the Exercise Price and all taxes required to be paid by the Holder, if any, pursuant to Section 5 prior to the issuance of such shares, have been paid. If, in connection with the exercise of this Warrant, a Holder shall make a sale or transfer of Warrant
     Shares either (x) pursuant to Rule 144(k) under the Securities Act or (y)
     pursuant to a registration statement, and in each case shall have delivered to the Company (1) this Warrant, (2) either (A) a representation letter in customary form that Rule 144(k) applies to the Warrant Shares or (B) a written statement by the Holder that such Holder has sold the Warrant
     Shares represented hereby in accordance with the Plan of Distribution contained in the registration statement; (3) in the event clause (2)(B)
     above is applicable, confirmation from the Company that sales are permitted under the registration statement at that time; and (4) in the event clause
     (2)(B) above is applicable and the Company has previously notified the
     Holder in writing that the Company does not satisfy the conditions specified in Rule 172 under the Securities Act, confirmation from the
     Holder that it has complied with any prospectus delivery requirement in connection with such sale (the date on which the Company receives all of the items listed in clauses (1), (2), (3) and (4) being the "SHARE DELIVERY
     DATE") and (1) the Company shall fail to deliver or cause to be delivered to such Holder a certificate representing such Warrant Shares that is free from all restrictive or other legends by the third trading day following the Share Delivery Date and (2) following such third trading day after the
     Share Delivery Date and prior to the time such Warrant Shares are received free from restrictive legends, the Holder, or any third party on behalf of such Holder or for the Holder's account, purchases (in an open market transaction or otherwise) Ordinary Shares to deliver in satisfaction of a sale by the Holder of such Warrant Shares (a "Buy-In"), then the Company shall pay in cash to the Holder (for costs incurred either directly by such
     Holder or on behalf of a third party) the amount by which the total purchase price paid for Ordinary Shares as a result of the Buy-In
     (including brokerage commissions, if any) exceeds the proceeds received by such Holder as a result of the sale to which such Buy-In relates. The
     Holder shall provide the Company written evidence with respect to the amounts payable to the Holder in respect of the Buy-In.

                                       2

          (b) If this Warrant shall have been exercised in part, the Company shall, at the time of delivery of the certificate or certificates representing Warrant Shares, deliver to Holder a new Warrant evidencing the rights of Holder to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant. Each new warrant evidencing the Warrant so transferred shall bear the restrictive legend set forth herein.

          (c) If at any time after the Initial Exercise Date the Registration
     Statement ceases to be effective or is unavailable for resales of Warrant
     Shares for any reason, this Warrant may also be exercised by, or, if this
     Warrant is not exercised by the Holder prior to the Termination Date, then on the Termination Date this Warrant will be exercised by, means of a
     "cashless exercise" in which the Holder shall be entitled to receive a certificate for the number of Warrant Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

          (A)  =    the closing price of the Ordinary Shares on the Nasdaq
                    Capital Market or any other stock exchange on which the
                    Ordinary Shares shall then be listed on the Business Day
                    immediately preceding the date of such election;

          (B)  =    the Exercise Price of the Warrants, as may be adjusted
                    hereunder; and

          (X)  =    the total number of Ordinary Shares covered by this Warrant for which the Holder has surrendered purchase rights at such time for cashless exercise (including both shares to be
                    issued to the Holder and shares as to which the purchase
                    rights are to be canceled as payment therefor).

     4. NO FRACTIONAL SHARES OR SCRIP. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this
Warrant. As to any fraction of a share which Holder would otherwise be entitled to purchase upon such exercise, the Company shall pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price.

                                       3

     5. CHARGES, TAXES AND EXPENSES. Issuance of certificates for Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such certificate, all of which taxes and expenses shall be paid by the Company, and such certificates shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the registration of any certificates for Warrant Shares or Warrant in a name other than that of the Holder and the Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Warrant or receiving Warrant Shares upon exercise hereof; and further provided, however, that in the event certificates for Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the
Holder; and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto.

     6. CLOSING OF BOOKS. The Company will not close its stockholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

     7. TRANSFER, DIVISION AND COMBINATION.

          (a) Subject to compliance with any applicable securities laws and the conditions set forth in Section 1 hereof and to the provisions of Section
     8.2 of the Purchase Agreement, this Warrant and all rights hereunder are transferable, in whole or in part, upon surrender of this Warrant at the office of the Company's wholly-owned U.S. subsidiary, VocalTec
     Communications, Inc., at 1732 Southampton Drive Carrollton, TX 75007,
     together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the
     Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. The acceptance of the new Warrant by the assignee thereof shall be deemed the acceptance by such assignee of all of the rights and obligations of a holder of a Warrant, and such assignee shall be subject to the terms and conditions of the Purchase
     Agreement, including, without limitation, the restrictions on transfer set forth in the Purchase Agreement. A Warrant, if properly assigned, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued. Each new warrant evidencing the Warrant so transferred shall bear the restrictive legend set forth herein to the extent required under applicable securities laws.

          (b) This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company's wholly-owned
     U.S. subsidiary, VocalTec Communications, Inc., at 1732 Southampton Drive
     Carrollton, TX 75007, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the
     Holder or its agent or attorney. Subject to compliance with Section 7(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. Each new warrant evidencing the Warrant so transferred shall bear the restrictive legend set forth herein to the extent required under applicable securities laws.

                                       4

          (c) The Company shall prepare, issue and deliver at its own expense
     (other than transfer taxes) the new Warrant or Warrants under this Section
     7.

          (d) The Company agrees to maintain, at its aforesaid office, books for the registration of transfer of the Warrants.

     8. NO RIGHTS AS SHAREHOLDER UNTIL EXERCISE. This Warrant does not entitle the Holder to any voting rights or other rights as a shareholder of the Company prior to the exercise hereof. Upon the surrender of this Warrant and the payment of the aggregate Exercise Price (or by means of a cashless exercise), the
Warrant Shares so purchased shall be and be deemed to be issued to such Holder as the record owner of such shares as of the close of business on the later of the date of such surrender or payment.

     9. LOSS, THEFT, DESTRUCTION OR MUTILATION OF WARRANT. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.

     10. SATURDAYS, SUNDAYS, HOLIDAYS, ETC. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall be a Saturday, Sunday or a legal holiday, then such action may be taken or such right may be exercised on the next succeeding day not a Saturday, Sunday or legal holiday.

     11. ADJUSTMENTS OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES. The number and kind of securities purchasable upon the exercise of this Warrant and the
Exercise Price shall be subject to adjustment from time to time upon the happening of any of the following. In case the Company shall (i) pay a dividend in Ordinary Shares or make a distribution in Ordinary Shares to holders of its outstanding Ordinary Shares, (ii) subdivide its outstanding Ordinary Shares into a greater number of shares, (iii) combine its outstanding Ordinary Shares into a smaller number of Ordinary Shares, or (iv) issue any shares of its capital stock in a reclassification of the Ordinary Shares, then the number of Warrant Shares purchasable upon exercise of this Warrant immediately prior thereto shall be adjusted so that the Holder shall be entitled to receive the kind and number of
Warrant Shares or other securities of the Company which it would have owned or have been entitled to receive had such Warrant been exercised in advance thereof. Upon each such adjustment of the kind and number of Warrant Shares or other securities of the Company which are purchasable hereunder, the Holder shall thereafter be entitled to purchase the number of Warrant Shares or other securities resulting from such adjustment at an Exercise Price per Warrant Share or other security obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Warrant Shares purchasable pursuant hereto immediately prior to such adjustment and dividing by the number of Warrant Shares or other securities of the Company resulting from such adjustment. An adjustment made pursuant to this paragraph shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event; provided, however, that if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, any such adjustment shall become effective as of the time of actual payment of such dividends or distribution.

                                       5

     All calculations under this Section 11 shall be made to the nearest cent or the nearest 1/100th of a share, as applicable. The number of Ordinary Shares outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of Ordinary Shares.

     Notwithstanding any provision of this Section 11, no adjustment of the
Exercise Price shall be required if such adjustment is less than $0.01;
provided, however, that any adjustments which by reason of this Section 11 are not required to be made shall be carried forward and taken into account for purposes of any subsequent adjustment.

     12. REORGANIZATION, RECLASSIFICATION, MERGER, CONSOLIDATION OR DISPOSITION
OF ASSETS. In case the Company shall reorganize its capital, reclassify its capital stock, consolidate or merge with or into another corporation (where the
Company is not the surviving corporation or where there is a change in or distribution with respect to the Ordinary Shares of the Company), or sell, transfer or otherwise dispose of all or substantially all its property, assets or business to another corporation and, pursuant to the terms of such reorganization, reclassification, merger, consolidation or disposition of assets, ordinary shares of the successor or acquiring corporation, or any cash, shares of stock or other securities or property of any nature whatsoever
(including warrants or other subscription or purchase rights), in addition to or in lieu of ordinary shares of the successor or acquiring corporation ("OTHER
PROPERTY"), are to be received by or distributed to the holders of Ordinary
Shares of the Company, then the Holder shall have the right thereafter to receive, upon exercise of this Warrant, the number of ordinary shares of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and Other Property receivable upon or as a result of such reorganization, reclassification, merger, consolidation or disposition of assets by a holder of the number of ordinary shares for which this Warrant is exercisable immediately prior to such event. For purposes of this Section 12,
"ordinary shares of the successor or acquiring corporation" shall include capital stock of such corporation of any class which is not preferred as to dividends or assets over any other class of stock of such corporation and which is not subject to redemption and shall also include any evidences of indebtedness, shares of stock or other securities which are convertible into or exchangeable for any such stock, either immediately or upon the arrival of a specified date or the happening of a specified event and any warrants or other rights to subscribe for or purchase any such stock. The foregoing provisions of this Section 12 shall similarly apply to successive reorganizations, reclassifications, mergers, consolidations or disposition of assets.

     13. VOLUNTARY ADJUSTMENT BY THE COMPANY. The Company may at any time during the term of this Warrant reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the Board of Directors of the
Company.

                                       6

     14. NOTICE OF ADJUSTMENT. Whenever the number of Warrant Shares or number or kind of securities or other property purchasable upon the exercise of this
Warrant or the Exercise Price is adjusted, as herein provided, the Company shall give notice thereof to the Holder, which notice shall state the number of
Warrant Shares (and other securities or property) purchasable upon the exercise of this Warrant and the Exercise Price of such Warrant Shares (and other securities or property) after such adjustment, setting forth a brief statement of the facts requiring such adjustment and setting forth the computation by which such adjustment was made.

     15. NOTICE OF CORPORATE ACTION. If at any time:

          (a) the Company shall take a record of the holders of its Ordinary
     Shares for the purpose of entitling them to receive a dividend or other distribution, or any right to subscribe for or purchase any evidences of its indebtedness, any shares of stock of any class or any other securities or property, or to receive any other right, or

          (b) there shall be any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any consolidation or merger of the Company with, or any sale, transfer or other disposition of all or substantially all the property, assets or business of the Company to, another corporation, or

          (c) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company;

then, in any one or more of such cases, the Company shall give the Holder (i) at least 20 days' prior written notice of the date on which a record date shall be selected for such dividend, distribution or right or for determining rights to vote in respect of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, liquidation or winding up, and (ii)
in the case of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up, at least 20 days' prior written notice of the date when the same shall take place; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice. Such notice in accordance with the foregoing clause also shall specify
(i) the date on which any such record is to be taken for the purpose of such dividend, distribution or right, the date on which the holders of Ordinary
Shares shall be entitled to any such dividend, distribution or right, and the amount and character thereof, and (ii) the date on which any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up is to take place and the time, if any such time is to be fixed, as of which the holders of Ordinary
Shares shall be entitled to exchange their Ordinary Shares for securities or other property deliverable upon such disposition, dissolution, liquidation or winding up. Each such written notice shall be sufficiently given if addressed to
Holder at the last address of Holder appearing on the books of the Company and delivered in accordance with Section 17(d).

                                       7

     16. AUTHORIZED SHARES. The Company covenants that during the period the
Warrant is outstanding, it will reserve from its authorized and unissued
Ordinary Shares a sufficient number of Ordinary Shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for the Warrant Shares upon the exercise of the purchase rights under this Warrant.
The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the stock market upon which the Ordinary Shares may be listed.

     The Company shall not by any action, including, without limitation, amending its articles of association or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, intentionally avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be reasonably necessary or appropriate to protect the rights of
Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (a) not increase the par value of any Warrant Shares above the amount payable therefor upon exercise of the
Warrant immediately prior to such increase in par value (except for an increase that will result solely from a reverse split of all of the issued and outstanding Ordinary Shares), (b) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant, and (c) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction over the Company as may be necessary to enable the Company to perform its obligations under this
Warrant.

     Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise
Price, the Company shall obtain all such authorizations or exemptions therefor, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction over the Company.

     17. MISCELLANEOUS.

          (a) GOVERNING LAW; CONSENT TO JURISDICTION; WAIVER OF JURY TRIAL. This
     Warrant shall constitute a contract under the laws of New York. This
     Warrant shall be governed by, and construed in accordance with, the internal laws of the State of New York, without reference to the choice of law provisions thereof. The Company and, by accepting this Warrant, the
     Holder, each irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United
     States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Warrant and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Warrant. The Company and, by accepting this Warrant, the Holder, each irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. The Company and, by accepting this
     Warrant, the Holder, each irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. EACH
     OF THE COMPANY AND, BY ITS ACCEPTANCE HEREOF, THE HOLDER HEREBY WAIVES ANY
     RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS
     WARRANT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO
     THIS WAIVER.

                                       8

          (b) RESTRICTIONS. The exercise of the Warrant shall constitute the re-affirmation by the Holder thereof that the representations set forth in
     Sections 6.1, 6.2, 6.4, 6.5, 6.6 and 6.7 of the Purchase Agreement are true at the time of exercise; provided that for purposes of such reconfirmation, the words "the number of Shares and Warrants set forth in Section 2 above
     (and will acquire the Warrant Shares upon exercise of the Warrants)" in clause (ii) of Section 6.1 of the Purchase Agreement shall be deemed to be replaced with the words "the Warrant Shares issued upon exercise of the
     Warrant".

          (c) NON-WAIVER AND EXPENSES. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice Holder's rights, powers or remedies, notwithstanding all rights hereunder terminate on the Termination
     Date. If the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the
     Holder, the Company shall pay to Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys' fees, including those of appellate proceedings, incurred by
     Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

          (d) NOTICES. Any notice, request or other document required or permitted to be given or delivered to the Holder by the Company shall be delivered in accordance with the notice provisions of the Purchase
     Agreement; PROVIDED, that upon any permitted assignment of this Warrant, the assignee shall promptly provide the Company with its contact information.

          (e) LIMITATION OF LIABILITY. No provision hereof, in the absence of any affirmative action by Holder to exercise this Warrant or purchase
     Warrant Shares, and no enumeration herein of the rights or privileges of
     Holder, shall give rise to any liability of Holder for the purchase price of any Ordinary Shares or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

          (f) REMEDIES. Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

                                       9

          (g) SUCCESSORS AND ASSIGNS. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of all Holders from time to time of this
     Warrant and shall be enforceable by any such Holder or holder of Warrant
     Shares.

          (h) AMENDMENT. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the
     Holder.

          (i) SEVERABILITY. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

          (j) HEADINGS. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

                                       10

     IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized.

Dated:  May 24, 2006

                                            VOCALTEC COMMUNICATIONS LTD.

                                            By:
                                            ------------------------------
                                            Name: Joseph Albagli
                                            Title: Chief Executive Officer

                               NOTICE OF EXERCISE

To:  VocalTec Communications Ltd.

The undersigned is the Holder of Warrant No. 2006-_ (the "Warrant") issued by
VocalTec Communications Ltd., an Israeli company (the "Company"). Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Warrant to which this Notice of Exercise is attached.

1.   The Warrant is currently exercisable to purchase a total of _________
     Warrant Shares.

2.   The undersigned Holder hereby exercises its right to purchase _________
     Warrant Shares pursuant to the Warrant.

3.   The Holder intends that payment of the Exercise Price shall be made as
     (check one):

          Cash Exercise_______

          Cashless Exercise_______

4.   If the Holder has elected a Cash Exercise, the Holder shall pay the sum of
     $________ to the Company in accordance with the terms of the Warrant.

5.   If the Holder has elected a Cashless Exercise, a certificate shall be issued to the Holder for the number of shares equal to the whole number portion of the product of the calculation set forth below, which is
     ___________. The Company shall pay a cash adjustment in respect of the fractional portion of the product of the calculation set forth below in an amount equal to the product of the fractional portion of such product and the Exercise Price, which product is ____________.

          Such number of shares issuable upon exercise of the Warrant shall equal the quotient obtained by dividing [(A-B) (X)] by (A), where:

          (A)  =    the closing price of the Ordinary Shares on the Nasdaq
                    Capital Market or any other stock exchange on which the
                    Ordinary Shares shall then be listed on the Business Day
                    immediately preceding the date of such election;

          (B)  =    the Exercise Price of the Warrants, as may be adjusted under the Warrant; and

          (X)  =    the total number of Ordinary Shares covered by the Warrant for which the Holder has surrendered purchase rights at such time for cashless exercise (including both shares to be
                    issued to the Holder and shares as to which the purchase
                    rights are to be canceled as payment therefor).

6.   Please issue a certificate or certificates representing said Warrant Shares in the name of the undersigned or in such other name as is specified below:

         ________________________________________

7.   The Warrant Shares shall be delivered to the following:

         ________________________________________

         ________________________________________

         ________________________________________

8.   Following this exercise, the Warrant shall be exercisable to purchase a total of __________ Warrant Shares.

9.   ACCREDITED INVESTOR. The undersigned is an "accredited investor" as defined in Regulation D promulgated under the Securities Act of 1933, as amended.

                                           [PURCHASER]

                                            By:
                                            ------------------------------
                                            Name:
                                            Title:

                                            Dated:
                                            ------------------------------

(Signature must conform in all respects to name of holder as specified on the face of the Warrant)

                                 ASSIGNMENT FORM

                    (To assign the foregoing warrant, execute
                   this form and supply required information.
                 Do not use this form to exercise the warrant.)

     FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

_______________________________________________ whose address is

_______________________________________________________________.

_______________________________________________________________

                                                 Dated:  ______________, _______

                  Holder's Signature:       _____________________________

                  Holder's Address:         _____________________________

                                            _____________________________

Signature Guaranteed:  ___________________________________________

NOTE: The signature to this Assignment Form must correspond with the name as it appears on the face of the Warrant, without alteration or enlargement or any change whatsoever, and must be guaranteed by a bank or trust company. Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Warrant.